FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2012

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 2 April 2012.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 2 April 2012.

3.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 2 April 2012.

4.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 2 April 2012.

5.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 2 April 2012.

6.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 2 April 2012.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 3 April 2012.

8.	Press release entitled, “AstraZeneca and Amgen announce collaboration to jointly develop and commercialise clinical-stage inflammation portfolio”, dated 3 April 2012.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 4 April 2012.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 5 April 2012.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 April 2012.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 11 April 2012.

13.	Press release entitled, “Annual Information Update”, dated 11 April 2012.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 12 April 2012.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 April 2012.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 April 2012.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 17 April 2012.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 April 2012.

19.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 19 April 2012.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 20 April 2012.

21.	Press release entitled, “Forxiga (dapagliflozin) receives positive CHMP opinion in the European Union for the treatment of type 2 diabetes”, dated 20 April 2012.

22.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 April 2012.

23.	Press release entitled, “AstraZeneca to Acquire Ardea Biosciences for $1 Billion (net of existing cash) including lead product lesinurad in Phase III development for gout”, dated 23 April 2012.

24.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 24 April 2012.

25.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 25 April 2012.

26.	Press release entitled, “AstraZeneca PLC Notice of Results”, dated 25 April 2012.

27.	Press release entitled, “AstraZeneca PLC First Quarter Results 2012”, dated 26 April 2012.

28.	Press release entitled, “David Brennan to retire as AstraZeneca’s Chief Executive Officer”, dated 26 April 2012.

3

29.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 26 April 2012.

30.	Press release entitled, “AstraZeneca PLC Annual General Meeting, dated 26 April 2012.

31.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 27 April 2012.

32.	Press release entitled, “Transactions by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 27 April 2012.

33.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 30 April 2012.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 10 May 2012	By:	/s/ Claire-Marie O’Grady
	Name:	Claire-Marie O’Grady
	Title:	Deputy Company Secretary

5

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 305,437 ordinary shares of AstraZeneca PLC at a price of 2785 pence per share on 30 March 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,273,493,566.

A C N Kemp
Company Secretary
2 April 2012

Item 2

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 March 2012 the issued share capital of AstraZeneca PLC with voting rights is 1,273,930,953 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,273,930,953.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
2 April 2012

Item 3

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of David Brennan, a Director of the Company, in AstraZeneca PLC ordinary shares, has changed as detailed below.

On 30 March 2012, Mr Brennan was granted awards under the terms of the AstraZeneca Investment Plan (AZIP) and the AstraZeneca Performance Share Plan (AZPSP) over the Company’s ordinary shares.  A summary of these plans can be found in the AstraZeneca Annual Report and Form 20-F Information 2011 which is available on the Company’s website www.astrazeneca.com.

Name	Shares awarded under AZIP	Shares awarded under AZPSP	Award price per share
David Brennan	22,219	133,318	2805p

The AZIP award is subject to a four-year performance period (1 January 2012 to 31 December 2015) and a subsequent four-year holding period (1 January 2016 to 31 December 2019). The performance hurdle that applies to the AZIP award relates to dividends and dividend cover.

The AZPSP award is subject to a three-year performance period (1 January 2012 to 31 December 2014). The performance measures that apply to the AZPSP award relate to relative total shareholder return and cash flow.

Mr Brennan has interests in both the ordinary shares and the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one ordinary share.

As a result of these transactions, Mr Brennan has an interest in 734,270 ordinary shares and 83,344 AstraZeneca ADSs, which together represent approximately 0.06% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
2 April 2012

Item 4

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of Simon Lowth, a Director of the Company, in AstraZeneca PLC ordinary shares, has changed as detailed below.

On 30 March 2012, Mr Lowth was granted awards under the terms of the AstraZeneca Investment Plan (AZIP) and the AstraZeneca Performance Share Plan (AZPSP) over the Company’s ordinary shares.  A summary of these plans can be found in the AstraZeneca Annual Report and Form 20-F Information 2011 which is available on the Company’s website www.astrazeneca.com.

Name	Shares awarded under AZIP	Shares awarded under AZPSP	Award price per share
Simon Lowth	11,764	70,588	2805p

The AZIP award is subject to a four-year performance period (1 January 2012 to 31 December 2015) and a subsequent four-year holding period (1 January 2016 to 31 December 2019). The performance hurdle that applies to the AZIP award relates to dividends and dividend cover.

The AZPSP award is subject to a three-year performance period (1 January 2012 to 31 December 2014). The performance measures that apply to the AZPSP award relate to relative total shareholder return and cash flow.

As a result of these awards, Mr Lowth has an interest in 291,399 ordinary shares which represents approximately 0.02% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
2 April 2012

Item 5

Transactions by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 30 March 2012, the following individuals, who are all persons discharging managerial responsibilities, were each granted awards under the terms of the AstraZeneca Investment Plan (AZIP) and the AstraZeneca Performance Share Plan (AZPSP) over the Company’s ordinary shares, or, in the case of David Smith, Lynn Tetrault and Tony Zook, over the Company’s American Depositary Shares (ADSs).  One ADS equals one ordinary share.  A summary of these plans can be found in the AstraZeneca Annual Report and Form 20-F Information 2011 which is available on the Company’s website www.astrazeneca.com.

Name	Shares awarded under AZIP	Shares awarded under AZPSP	Award price per share
Katarina Ageborg	3,291	19,747	2805p
Martin Mackay	16,764	100,588	2805p
Jeff Pott	8,975	53,850	2805p
David Smith	8,306	49,841	$44.82
Lynn Tetrault	7,194	43,168	$44.82
Tony Zook	16,669	100,014	$44.82

The AZIP award is subject to a four-year performance period (1 January 2012 to 31 December 2015) and a subsequent four-year holding period (1 January 2016 to 31 December 2019). The performance hurdle that applies to the AZIP award relates to dividends and dividend cover.

The AZPSP award is subject to a three-year performance period (1 January 2012 to 31 December 2014). The performance measures that apply to the AZPSP award relate to relative total shareholder return and cash flow.

A C N Kemp
Company Secretary
2 April 2012

Item 6

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of Lynn Tetrault, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.  Lynn Tetrault has interests in the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one ordinary share.

On 30 March 2012, Mrs Tetrault exercised an option over 73,926 ADSs at an option price of $33.39 per ADS.

Following the exercise, Mrs Tetrault sold 63,516 of the 73,926 ADSs so acquired at a price of $44.52 per ADS.

On 30 March 2012, Mrs Tetrault also sold 12,868 ADSs at a price of $44.68 per ADS.

A C N Kemp
Company Secretary
2 April 2012

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 303,743 ordinary shares of AstraZeneca PLC at a price of 2801 pence per share on 2 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,273,627,210.

A C N Kemp
Company Secretary
3 April 2012

ITEM 8

ASTRAZENECA AND AMGEN ANNOUNCE COLLABORATION TO JOINTLY
DEVELOP AND COMMERCIALISE CLINICAL-STAGE INFLAMMATION PORTFOLIO

Collaboration Comprises Five Monoclonal Antibodies
Brodalumab (AMG 827) Phase 3 Trial Planned in 2012

AstraZeneca and Amgen today announced an agreement to jointly develop and commercialise five monoclonal antibodies from Amgen’s clinical inflammation portfolio: AMG 139, AMG 157, AMG 181, AMG 557 and brodalumab (AMG 827).

The companies believe all the molecules have novel profiles and offer the potential to deliver important treatments across multiple indications in inflammatory diseases. The collaboration will provide Amgen with additional resources to optimally progress its portfolio, and Amgen will benefit from the strong respiratory, inflammation and asthma development expertise of MedImmune, AstraZeneca’s biologics arm. The collaboration will also capitalise on AstraZeneca’s global commercial reach in respiratory and gastrointestinal diseases. The agreement does not include certain territories previously partnered by Amgen for brodalumab with Kyowa Hakko Kirin and AMG 557 with Takeda.

Under the terms of the agreement, AstraZeneca will make a one-time $50 million upfront payment and the companies will share both costs and profits.  Based on current plans, approximately 65 percent of costs for the 2012-2014 period will be funded by AstraZeneca. Thereafter, the companies will split costs equally. Amgen will book sales globally and will retain a low single-digit royalty for brodalumab and a mid single-digit royalty for the rest of the portfolio after which the companies will share profits equally.

AstraZeneca will lead the development and commercialisation strategy of AMG 139, AMG 157 and AMG 181, while Amgen will lead the development and commercialisation strategy of brodalumab and AMG 557. Each development and commercialisation lead will be under the oversight of joint governing bodies. For brodalumab, commercial promotion will be split. Amgen will promote in dermatology indications in the US and Canada, and in rheumatology indications in US, Canada and Europe. AstraZeneca will promote in respiratory and, initially, in dermatology indications of brodalumab across all territories outside of the US, Canada and those markets where Amgen has existing partnerships.  Allocation of promotion rights for other territories, indications and molecules will be agreed later between the companies.

“We are delighted to join forces with Amgen in developing and commercialising these novel clinical-stage assets that add value to our pipeline and build on our expertise in biologics. This creative collaboration will make the most of both companies’ respective capabilities, including AstraZeneca’s extensive global reach, to help bring these potentially innovative treatment options for a variety of respiratory and inflammatory diseases to patients around the world,” said David Brennan, Chief Executive Officer, AstraZeneca.

“We are very excited at the prospect of collaborating with a well-respected organisation like AstraZeneca to advance our inflammation pipeline,” said Kevin Sharer, Chairman and CEO at Amgen. “We believe this collaboration has the potential to bring more therapies to patients sooner, across more geographic areas. We are impressed with AstraZeneca’s extensive experience in developing and launching products in the respiratory and gastroenterology areas, and believe this collaboration is an opportunity to work with a partner that has leading regulatory and commercial expertise in inflammation indications.”

About the inflammation portfolio included in the agreement

Under the agreement, the companies will jointly develop and commercialise the following five monoclonal antibodies (immunoglobin proteins that have been synthesized using recombinant DNA technology) from Amgen’s clinical-stage portfolio:

•
Brodalumab (AMG 827) is a human monoclonal antibody that binds to and blocks signaling via the IL-17 receptor. Brodalumab is currently being investigated for the treatment of psoriasis (completed Phase 2 and planned Phase 3), psoriatic arthritis (Phase 2) and asthma (Phase 2).

•
AMG 139 is a human monoclonal antibody that neutralises IL-23 interaction with its receptor while sparing IL-12. It is being investigated as a treatment for a variety of inflammatory disorders. AMG 139 is being investigated in Phase 1 for Crohn’s disease, with lifecycle possibilities in psoriasis and other inflammatory conditions.

•	AMG 181 is a human monoclonal antibody to alpha4/beta7 that blocks binding to MAdCAM-1. It is being investigated in Phase 1b trials for the treatment of ulcerative colitis and Crohn's disease.
•	AMG 557 is a human monoclonal antibody that binds to B7 related protein (B7RP-1). It is being investigated in Phase 1b for its utility in autoimmune diseases such as systemic lupus erythematosus.
•
AMG 157 is a human monoclonal antibody that blocks the interaction of thymic stromal lymphopoietin (TSLP) with the TSLP receptor. AMG 157 is being investigated in Phase 1b trials for its potential as a treatment for asthma.

About Amgen

Amgen discovers, develops, manufactures and delivers innovative human therapeutics. A biotechnology pioneer since 1980, Amgen was one of the first companies to realize the new science’s promise by bringing safe and effective medicines from lab, to manufacturing plant, to patient. Amgen therapeutics have changed the practice of medicine, helping millions of people around the world in the fight against cancer, kidney disease, rheumatoid arthritis, bone disease, and other serious illnesses. With a deep and broad pipeline of potential new medicines, Amgen remains committed to advancing science to dramatically improve people’s lives. To learn more about our pioneering science and our vital medicines, visit www.amgen.com. Follow us on www.twitter.com/amgen.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialization of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

AstraZeneca:
Media Enquiries
Sarah Lindgreen	+44 20 7604 8033
Esra Erkal-Paler	+44 20 7604 8030

Investor Enquiries UK
James Ward-Lilley	+44 20 7604 8122	mob: +44 7785 432613
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

Amgen:
Media Enquiries
Christine Regan	+1 805-447-5476

Investor Enquiries
Arvind Sood	+1 805-447-1060

3 April 2012

- ENDS  -

Page 2/2

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 299,928 ordinary shares of AstraZeneca PLC at a price of 2838 pence per share on 3 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,273,618,531.

A C N Kemp
Company Secretary
4 April 2012

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 303,195 ordinary shares of AstraZeneca PLC at a price of 2807 pence per share on 4 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,273,444,803.

A C N Kemp
Company Secretary
5 April 2012

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 306,488 ordinary shares of AstraZeneca PLC at a price of 2776 pence per share on 5 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,273,171,200.

A C N Kemp
Company Secretary
10 April 2012

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 305,177 ordinary shares of AstraZeneca PLC at a price of 2788 pence per share on 10 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,272,934,176.

A C N Kemp
Company Secretary
11 April 2012

Item 13

ASTRAZENECA PLC
ANNUAL INFORMATION UPDATE

As required under the Prospectus (Directive 2003/71/EC) Regulations 2005 and paragraph 5.2 of the Prospectus Rules, and following publication of the Annual Report and Form 20-F Information on 26 March 2012, AstraZeneca PLC is presenting its Annual Information Update in relation to information that has been published or made available to the public between 08 April 2011 and 10 April 2012.

This Annual Information Update is also being made available on the Investors section of our website, www.astrazeneca.com.

The information referred to in this Annual Information Update was correct at the time it was published but may now be out of date.

1.	Announcements made via a RIS

The documents listed below were published via a Regulatory Information Service on or around the dates indicated.

Date	Description of Contents of Announcement
08/04/11	Transaction in Own Shares
08/04/11	Annual Information Update
11/04/11	Transaction in Own Shares
12/04/11	Transaction in Own Shares
13/04/11	Transaction in Own Shares
14/04/11	Transaction in Own Shares
15/04/11	Transaction in Own Shares
18/04/11	Transaction in Own Shares
19/04/11	Transaction in Own Shares
20/04/11	Transaction in Own Shares
21/04/11	Transaction in Own Shares
26/04/11	Transaction in Own Shares
27/04/11	Transaction in Own Shares
27/04/11	Notice of Results
28/04/11	Transaction in Own Shares
28/04/11	1st Quarter Results (part 1 of 2)
28/04/11	1st Quarter Results (part 2 of 2)
28/04/11	Result of Meeting
28/04/11	Filing of Annual Report on SEC
03/05/11 03/05/11 04/05/11 04/05/11 04/05/11	Transaction in Own Shares Total Voting Rights Transaction in Own Shares Director/PDMR Shareholding Director/PDMR Shareholding

05/05/11
06/05/11
06/05/11
06/05/11
10/05/11
11/05/11
12/05/11
13/05/11
16/05/11
17/05/11
18/05/11
19/05/11
20/05/11
23/05/11
24/05/11
24/05/11
25/05/11
26/05/11
27/05/11
31/05/11
01/06/11
01/06/11
01/06/11

Transaction in Own Shares
Transaction in Own Shares
Share Repurchase Programme
Director/PDMR Shareholding
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Director/PDMR Shareholding
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Health Canada approves Brilinta
Total Voting Rights

02/06/11
03/06/11
06/06/11
07/06/11
08/06/11
09/06/11
10/06/11
13/06/11
14/06/11
15/06/11
15/06/11
16/06/11
17/06/11
20/06/11
21/06/11
22/06/11
22/06/11
23/06/11
24/06/11
27/06/11
27/06/11
28/06/11
29/06/11
30/06/11

Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Director/PDMR Shareholding
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Sells Astra Tech to Dentsply International
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Announces Phase3 study with BMS on Dapagliflozin
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares

01/07/11	Transaction in Own Shares
01/07/11	Nexium gets first approval in Japan
01/07/11	Total Voting Rights

04/07/11	Transaction in Own Shares
05/07/11	Transaction in Own Shares
06/07/11	Transaction in Own Shares
07/07/11	Transaction in Own Shares
08/07/11	Transaction in Own Shares
11/07/11	Transaction in Own Shares
12/07/11	Transaction in Own Shares
13/07/11	Transaction in Own Shares
14/07/11	Transaction in Own Shares
15/07/11	Transaction in Own Shares
18/07/11	Transaction in Own Shares
19/07/11	Transaction in Own Shares
20/07/11	Transaction in Own Shares
20/07/11	FDA advisors make recommendation on Dapagliflozin
21/07/11	Transaction in Own Shares
21/07/11 22/07/11 25/07/11 26/07/11 27/07/11 27/07/11 28/07/11 28/07/11 28/07/11 28/07/11 29/07/11
FDA approves Brilinta for us in the US
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Notice of Results
Transaction in Own Shares
Second Quarter Results 2011 – Part 1 of 3
Second Quarter Results 2011 – Part 2 of 3
Second Quarter Results 2011 – Part 3 of 3
Transaction in Own Shares

01/08/11	Transaction in Own Shares
01/08/11	Total Voting Rights
02/08/11 03/08/11 04/08/11 05/08/11 08/08/11 09/08/11 10/08/11 10/08/11 11/08/11 12/08/11 12/08/11 15/08/11 17/08/11 18/08/11 19/08/11 22/08/11 23/08/11 24/08/11 24/08/11 25/08/11 26/08/11 26/08/11
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Director/PDMR Shareholding
Transaction in Own Shares
Transaction in Own Shares
Director/PDMR Shareholding
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Block Listing Application
Transaction in Own Shares
Transaction in Own Shares
Share Repurchase Programme

30/08/11 30/08/11 31/08/11 31/08/11 31/08/11 01/09/11 01/09/11 02/09/11 02/09/11 05/09/11 06/09/11 07/09/11 08/09/11 09/09/11 12/09/11 13/09/11 13/09/11 13/09/11
Transaction in Own Shares
Director/PDMR Shareholding
Transaction in Own Shares
Sale of AstraTech to DENTSPLY complete
Director/PDMR Shareholding
Transaction in Own Shares
Total Voting Rights
Transaction in Own Shares
Top-Line Results from SATURN study
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
Block Listing Application
Block Listing Six Month Interim Review

14/09/11	Transaction in Own Shares
15/09/11	Transaction in Own Shares
16/09/11	Transaction in Own Shares
19/09/11	Transaction in Own Shares
20/09/11	Transaction in Own Shares
21/09/11	Transaction in Own Shares
22/09/11	Transaction in Own Shares
23/09/11	Transaction in Own Shares
23/09/11	Komboglyze receives positive CHMP opinion
26/09/11	Transaction in Own Shares
27/09/11	Transaction in Own Shares
28/09/11	Transaction in Own Shares
29/09/11	Transaction in Own Shares
30/09/11	Transaction in Own Shares
30/09/11	US Seroquel XR Patent Litigation
30/09/11	Share Repurchase Programme
03/10/11	Transaction in Own Shares
03/10/11	Total Voting Rights
04/10/11	Transaction in Own Shares
05/10/11	Transaction in Own Shares
05/10/11	Settles with Accord and Intas over Seroquel XR
06/10/11	Transaction in Own Shares
07/10/11	Transaction in Own Shares
10/10/11	Transaction in Own Shares
11/10/11	Transaction in Own Shares
12/10/11	Transaction in Own Shares
13/10/11	Transaction in Own Shares
14/10/11	Transaction in Own Shares
17/10/11	Transaction in Own Shares
18/10/11	Transaction in Own Shares
19/10/11	Transaction in Own Shares
20/10/11	Transaction in Own Shares

21/10/11	Transaction in Own Shares
24/10/11	Transaction in Own Shares
25/10/11	Transaction in Own Shares
26/10/11	Transaction in Own Shares
26/10/11	Notice of Results
27/10/11	Transaction in Own Shares
27/10/11	3rd Quarter Results – Part 1 of 2
27/10/11	3rd Quarter Results – Part 2 of 2
27/10/11	FDA extends Dapa action date by three months
28/10/11	Transaction in Own Shares
28/10/11	Director/PDMR Shareholding
31/10/11	Transaction in Own Shares
01/11/11	Transaction in Own Shares
01/11/11	Total Voting Rights
02/11/11	Transaction in Own Shares
03/11/11	Transaction in Own Shares
04/11/11	Transaction in Own Shares
07/11/11	Transaction in Own Shares
08/11/11	Transaction in Own Shares
08/11/11	First top line results for TC-5214 with Targacept
09/11/11	Transaction in Own Shares
10/11/11	Transaction in Own Shares
11/11/11	Transaction in Own Shares
14/11/11	Transaction in Own Shares
15/11/11	Transaction in Own Shares
16/11/11	Transaction in Own Shares
17/11/11	Transaction in Own Shares
18/11/11	Transaction in Own Shares
21/11/11	Transaction in Own Shares
22/11/11	Transaction in Own Shares
23/11/11	Transaction in Own Shares
24/11/11	Transaction in Own Shares
25/11/11	Transaction in Own Shares
28/11/11	Transaction in Own Shares
29/11/11	Transaction in Own Shares
29/11/11	Komboglyze gets EU marketing authorisation
30/11/11	Transaction in Own Shares
01/12/11	Transaction in Own Shares
01/12/11	Total Voting Rights
01/12/11	Blocklisting Interim Review
02/12/11	Transaction in Own Shares
05/12/11	Transaction in Own Shares
06/12/11	Transaction in Own Shares
07/12/11	Transaction in Own Shares
08/12/11	Transaction in Own Shares
08/12/11	AstraZeneca streamlines US sales organisation
09/12/11	Transaction in Own Shares
12/12/11	Transaction in Own Shares
13/12/11	Transaction in Own Shares
14/12/11	Transaction in Own Shares

15/12/11	Transaction in Own Shares
15/12/11	Share Repurchase Programme
16/12/11	Transaction in Own Shares
19/12/11	Transaction in Own Shares
20/12/11	Transaction in Own Shares
20/12/11	Updates on Olaparib and TC-5214 programmes
21/12/11	Transaction in Own Shares
22/12/11	Transaction in Own Shares
23/12/11	Transaction in Own Shares
29/12/11	Transaction in Own Shares
03/01/12	Total Voting Rights
04/01/12	Transaction in Own Shares
04/01/12	Director/PDMR Shareholding
05/01/12	Transaction in Own Shares
06/01/12	Transaction in Own Shares
09/01/12	Transaction in Own Shares
09/01/12	Reaffirms financial guidance for 2011
10/01/12	Transaction in Own Shares
11/01/12	Transaction in Own Shares
12/01/12	Transaction in Own Shares
13/01/12	Transaction in Own Shares
16/01/12	Transaction in Own Shares
18/01/12	Transaction in Own Shares
19/01/12	FDA complete response letter for Dapagliflozin
19/01/12	Transaction in Own Shares
20/01/12	Transaction in Own Shares
23/01/12	Transaction in Own Shares
24/01/12	Transaction in Own Shares
25/01/12	Transaction in Own Shares
26/01/12	Transaction in Own Shares
27/01/12	Transaction in Own Shares
30/01/12	Transaction in Own Shares
31/01/12	Transaction in Own Shares
01/02/12	Transaction in Own Shares
01/02/12	Notice of Results
01/02/12	Total Voting Rights
02/02/12	Final Results – Part 1 of 3
02/02/12	Final Results – Part 2 of 3
02/02/12	Final Results – Part 3 of 3
02/02/12	Transaction in Own Shares
02/02/12	Share Repurchase Programme
03/02/12	Transaction in Own Shares
03/02/12	Director/PDMR Shareholding
03/02/12	Holding(s) in Company
06/02/12	Transaction in Own Shares
07/02/12	Transaction in Own Shares
08/02/12	Transaction in Own Shares
09/02/12	Transaction in Own Shares
10/02/12	Transaction in Own Shares
13/02/12	Transaction in Own Shares

14/02/12	Transaction in Own Shares
15/02/12	Transaction in Own Shares
16/02/12	Transaction in Own Shares
16/02/12	Director Declaration
17/02/12	Transaction in Own Shares
20/02/12	Transaction in Own Shares
21/02/12	Transaction in Own Shares
21/02/12	EU approves Caprelsa for thyroid cancer
22/02/12	Transaction in Own Shares
23/02/12	Transaction in Own Shares
24/02/12	Transaction in Own Shares
27/02/12	Transaction in Own Shares
27/02/12	Director/PDMR Shareholding
27/02/12	Director/PDMR Shareholding
27/02/12	Director/PDMR Shareholding
28/02/12	Transaction in Own Shares
28/02/12	Director/PDMR Shareholding
28/02/12	Director/PDMR Shareholding
28/02/12	Director/PDMR Shareholding
29/02/12	Transaction in Own Shares
01/03/12	Announces Non-Executive and Chairman changes
01/03/12	Total Voting Rights
02/03/12	Transaction in Own Shares
02/03/12	Share Repurchase Programme
06/03/12	Transaction in Own Shares
07/03/12	Transaction in Own Shares
08/03/12	Transaction in Own Shares
09/03/12	Transaction in Own Shares
12/03/12	Transaction in Own Shares
13/03/12	Transaction in Own Shares
13/03/12	Files lawsuit against FDA decision on quetiapine
14/03/12	Transaction in Own Shares
15/03/12	Transaction in Own Shares
16/03/12	Transaction in Own Shares
19/03/12	Transaction in Own Shares
20/03/12	Transaction in Own Shares
20/03/12	TC-5214 Phase III studies do not meet endpoint
21/03/12	Transaction in Own Shares
22/03/12	Transaction in Own Shares
22/03/12	UK Court finds Seroquel XR patent invalid
23/03/12	Transaction in Own Shares
26/03/12	US Court dismisses lawsuit against the FDA
26/03/12	Transaction in Own Shares
26/03/12	Annual Financial Report
27/03/12	Transaction in Own Shares
28/03/12	Transaction in Own Shares
28/03/12	Director/PDMR Shareholding
28/03/12	Director/PDMR Shareholding
28/03/12	Director/PDMR Shareholding
29/03/12	Transaction in Own Shares

29/03/12	Filing of Annual Report on Form 20-F with SEC
29/03/12	Director/PDMR Shareholding
30/03/12	US Court Finds Seroquel XR Patent Valid
30/03/12	Transaction in Own Shares
30/03/12	Director/PDMR Shareholding
02/04/12	Transaction in Own Shares
02/04/12	Total Voting Rights
02/04/12	Director/PDMR Shareholding
02/04/12	Director/PDMR Shareholding
02/04/12	Director/PDMR Shareholding
02/04/12	Director/PDMR Shareholding
03/04/12	Transaction in Own Shares
03/04/12	Partners Amgen to develop inflammation portfolio
04/04/12	Transaction in Own Shares
05/04/12	Transaction in Own Shares
10/04/12	Transaction in Own Shares

All of the above documents are available for download on the Prices and News section of the London Stock Exchange website, www.londonstockexchange.com.

2.	Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.

Date	Document type

15/04/11	Form SH03 – Return of Purchase of Own Shares
15/04/11	Form SH03 – Return of Purchase of Own Shares
15/04/11	Form SH03 – Return of Purchase of Own Shares
15/04/11	Form SH03 – Return of Purchase of Own Shares
15/04/11	Form SH03 – Return of Purchase of Own Shares
15/04/11	Form SH03 – Return of Purchase of Own Shares
15/04/11	Form SH03 – Return of Purchase of Own Shares
15/04/11	Form SH03 – Return of Purchase of Own Shares
15/04/11	Form SH03 – Return of Purchase of Own Shares
15/04/11	Form SH03 – Return of Purchase of Own Shares
15/04/11	Form SH03 – Return of Purchase of Own Shares
15/04/11	Form SH03 – Return of Purchase of Own Shares
18/04/11	Form CH01 – Change of Director’s Details
06/05/11	Form TM01 – Resignation of Director
10/05/11	Resolutions of Annual General Meeting
21/06/11	Form AR01 – Annual Return made up to 15/05/11
21/06/11	Group Accounts made up to 31/12/10
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares

07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
07/07/11	Form SH03 – Return of Purchase of Own Shares
08/07/11	Form SH03 – Return of Purchase of Own Shares
24/08/11	Form SH03 – Return of Purchase of Own Shares
24/08/11	Form SH03 – Return of Purchase of Own Shares
24/08/11	Form SH03 – Return of Purchase of Own Shares
24/08/11	Form SH03 – Return of Purchase of Own Shares
24/08/11	Form SH03 – Return of Purchase of Own Shares
24/08/11	Form SH03 – Return of Purchase of Own Shares
24/08/11	Form SH03 – Return of Purchase of Own Shares
24/08/11	Form SH03 – Return of Purchase of Own Shares
10/10/11	Form SH03 – Return of Purchase of Own Shares
10/10/11	Form SH03 – Return of Purchase of Own Shares
10/10/11	Form SH03 – Return of Purchase of Own Shares
10/10/11	Form SH03 – Return of Purchase of Own Shares
10/10/11	Form SH03 – Return of Purchase of Own Shares
10/10/11	Form SH03 – Return of Purchase of Own Shares
10/10/11	Form SH03 – Return of Purchase of Own Shares
10/10/11	Form SH03 – Return of Purchase of Own Shares
10/10/11	Form SH03 – Return of Purchase of Own Shares
10/10/11	Form SH03 – Return of Purchase of Own Shares
02/12/11	Form SH03 – Return of Purchase of Own Shares
02/12/11	Form SH03 – Return of Purchase of Own Shares
02/12/11	Form SH03 – Return of Purchase of Own Shares
02/12/11	Form SH03 – Return of Purchase of Own Shares
02/12/11	Form SH03 – Return of Purchase of Own Shares
02/12/11	Form SH03 – Return of Purchase of Own Shares
06/12/11	Form AD02 – Change of SAIL Address
10/01/12	Form SH03 – Return of Purchase of Own Shares
10/01/12	Form SH03 – Return of Purchase of Own Shares
10/01/12	Form SH03 – Return of Purchase of Own Shares
10/01/12	Form SH03 – Return of Purchase of Own Shares
10/01/12	Form SH03 – Return of Purchase of Own Shares
10/01/12	Form SH03 – Return of Purchase of Own Shares
10/01/12	Form SH03 – Return of Purchase of Own Shares
10/01/12	Form SH03 – Return of Purchase of Own Shares
20/02/12	Form SH03 – Return of Purchase of Own Shares
20/02/12	Form SH03 – Return of Purchase of Own Shares

20/02/12	Form SH03 – Return of Purchase of Own Shares
20/02/12	Form SH03 – Return of Purchase of Own Shares
20/02/12	Form SH03 – Return of Purchase of Own Shares
20/02/12	Form SH03 – Return of Purchase of Own Shares
20/02/12	Form SH03 – Return of Purchase of Own Shares
20/02/12	Form SH03 – Return of Purchase of Own Shares
20/02/12	Form SH03 – Return of Purchase of Own Shares
20/02/12	Form SH03 – Return of Purchase of Own Shares
16/03/12	Form SH03 – Return of Purchase of Own Shares
16/03/12	Form SH03 – Return of Purchase of Own Shares
16/03/12	Form SH03 – Return of Purchase of Own Shares
16/03/12	Form SH03 – Return of Purchase of Own Shares
20/03/12	Form CH01 – Change of Director’s Details
10/04/12	Form SH03 – Return of Purchase of Own Shares
10/04/12	Form SH03 – Return of Purchase of Own Shares
10/04/12	Form SH03 – Return of Purchase of Own Shares

All of the documents above are available for download from the Companies House website at www.companieshouse.gov.uk, or can be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.

3.	Documents submitted to the FSA

The documents listed below were submitted to The National Storage Mechanism (NSM) on or around the dates indicated.

Date	Document

26/03/12	Letter from the Chairman
26/03/12	Notice of AGM 2012 and Shareholder’s Circular
26/03/12	AstraZeneca 2011 In Brief
26/03/12	AstraZeneca Annual Report and Form 20-F Information 2011

All of the above documents are available for download from the NSM website at www.Hemscott.com/nsm.do. The Letter from the Chairman, Notice of AGM 2012, AstraZeneca 2011 In Brief and Annual Report and Form 20-F Information 2011 are also available via the Investors section of our website, www.astrazeneca.com.

4.	Documents lodged with the Securities and Exchange Commission

The documents listed below were filed with the SEC on or around the dates indicated.

Date	Document

08/04/11	Form 6-K
28/04/11	Form 20-F
03/05/11	Form F-6EF

09/05/11	Form 6-K
03/06/11	Form 6-K
07/07/11	Form 6-K
02/08/11	Form 6-K
02/09/11	Form 6-K
07/10/11	Form 6-K
07/11/11	Form 6-K
09/12/11	Form 6-K
04/01/12	Form 6-K
06/02/12	Form 6-K
13/02/12	Form SC 13G/A
05/03/12	Form 6-K
28/03/12	Form 20-F
05/04/12	Form 6-K

All of the documents above are available for viewing on the Investor section of our website, www.astrazeneca.com.

5.	Further Information

Further information about AstraZeneca PLC can be found at our website, www.astrazeneca.com.

A C N Kemp
Company Secretary
11 April 2012

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 305,856 ordinary shares of AstraZeneca PLC at a price of 2782 pence per share on 11 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,272,690,629.

A C N Kemp
Company Secretary
12 April 2012

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 304,443 ordinary shares of AstraZeneca PLC at a price of 2795 pence per share on 12 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,272,470,727.

A C N Kemp
Company Secretary
13 April 2012

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 305,113 ordinary shares of AstraZeneca PLC at a price of 2789 pence per share on 13 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,272,269,582.

A C N Kemp
Company Secretary
16 April 2012

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 304,214 ordinary shares of AstraZeneca PLC at a price of 2797 pence per share on 16 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,271,988,473.

A C N Kemp
Company Secretary
17 April 2012

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 301,651 ordinary shares of AstraZeneca PLC at a price of 2821 pence per share on 17 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,271,744,799.

A C N Kemp
Company Secretary
18 April 2012

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 300,622 ordinary shares of AstraZeneca PLC at a price of 2831 pence per share on 18 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,271,610,673.

A C N Kemp
Company Secretary
19 April 2012

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 301,265 ordinary shares of AstraZeneca PLC at a price of 2825 pence per share on 19 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,271,368,223.

A C N Kemp
Company Secretary
20 April 2012

Item 21

FORXIGA (DAPAGLIFLOZIN) RECEIVES POSITIVE CHMP OPINION IN THE EUROPEAN
UNION FOR THE TREATMENT OF TYPE 2 DIABETES

AstraZeneca and Bristol-Myers Squibb Company today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has recommended the approval of FORXIGA (dapagliflozin) tablets for the treatment of type 2 diabetes, as an adjunct to diet and exercise, in combination with other glucose-lowering medicinal products including insulin, and as a monotherapy in metformin intolerant patients.

Dapagliflozin is an investigational selective and reversible inhibitor of sodium-glucose co-transporter 2 (SGLT2), which works independently of insulin. This is the first in the new SGLT2 class to receive a positive CHMP opinion for the treatment of type 2 diabetes, a disease where high unmet medical need exists.

The positive opinion was reached after the CHMP reviewed data from a comprehensive clinical development programme that included 11 core Phase III trials assessing the safety and efficacy of dapagliflozin as a once-daily oral therapy. These trials involved 5,693 patients with type 2 diabetes, including 3,939 patients treated with dapagliflozin.

Dapagliflozin 10mg is intended as a once-daily oral dose in adult patients with type 2 diabetes to improve glycaemic control:
•	As a monotherapy, when diet and exercise alone do not provide adequate glycaemic control in patients for whom use of metformin is considered inappropriate due to intolerance;
•	In combination with other glucose-lowering medicinal products including insulin, when these, together with diet and exercise, do not provide adequate glycaemic control.

David Brennan, Chief Executive Officer, AstraZeneca, said: “We are pleased the CHMP has given a positive assessment of the benefit/risk profile of this novel product in a new class for the treatment of type 2 diabetes, an area of high unmet medical need.”

The CHMP's positive opinion on dapagliflozin will now be reviewed by the European Commission, which has the authority to approve medicines for the European Union.

About SGLT2 Inhibition
The kidney plays an important role in glucose balance, normally filtering ~180g of glucose each day, with virtually all glucose being reabsorbed back into circulation. SGLT2 is a major sodium-glucose co-transporter in the kidney and is an insulin-independent pathway for the re-absorption of glucose back into the blood. Selective inhibition of SGLT2 facilitates the excretion of glucose and associated calories in the urine, thereby lowering blood glucose levels.

About Type 2 Diabetes
At the end of 2011, diabetes was estimated to have affected nearly 53 million people aged 20-79 in Europe, and this figure is projected to rise to more than 64 million by 2030. Type 2 diabetes accounts for approximately 85 to 95% of all cases of diagnosed diabetes in adults.  Type 2 diabetes is a chronic disease characterised by insulin resistance and/or dysfunction of beta cells in the pancreas, which decreases insulin sensitivity and secretion, leading to elevated blood glucose levels. Over time, this sustained hyperglycaemia contributes to worsening insulin resistance and further beta cell dysfunction. Significant unmet need exists as many patients remain uncontrolled on their current glucose-lowering regimen.

Bristol-Myers Squibb and AstraZeneca Collaboration
Bristol-Myers Squibb and AstraZeneca entered into a collaboration in January 2007 to enable the companies to research, develop and commercialise select investigational drugs for type 2 diabetes. The Bristol-Myers Squibb/AstraZeneca Diabetes collaboration is dedicated to global patient care, improving patient outcomes and creating a new vision for the treatment of type 2 diabetes.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)

Investor Enquiries UK
James Ward-Lilley	+44 20 7604 8122 mob: +44 7785 432613
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124 mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

20 April 2012

– ENDS –

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 298,556 ordinary shares of AstraZeneca PLC at a price of 2850 pence per share on 20 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,271,150,503.

A C N Kemp
Company Secretary
23 April 2012

Item 23

ASTRAZENECA TO ACQUIRE ARDEA BIOSCIENCES FOR $1 BILLION (NET OF
EXISTING CASH) INCLUDING LEAD PRODUCT LESINURAD IN PHASE III
DEVELOPMENT FOR GOUT

AstraZeneca and Ardea Biosciences, Inc. (Ardea) today announced that they have entered into a definitive merger agreement, pursuant to which AstraZeneca will acquire Ardea, a San Diego, California-based biotechnology company focused on the development of small-molecule therapeutics.  Ardea’s clinically most advanced product candidate, lesinurad (formerly known as RDEA594), is currently in Phase III development as a potential treatment for the chronic management of hyperuricaemia in patients with gout.

Under the terms of the agreement, AstraZeneca will acquire Ardea for $32 per share which represents a total cash value of approximately $1.26 billion, including existing cash. This represents a premium on the value of Ardea’s stock of 50% based on the one month volume-weighted average price (VWAP) and 54% based on the closing price on Friday, 20 April 2012.

Lesinurad is a selective inhibitor of URAT1, a transporter in the proximal tubule cells of the kidney that regulates uric acid excretion from the body, which is being developed as an oral, once-daily treatment for the chronic management of hyperuricaemia in patients with gout.  Lesinurad is being studied in an ongoing Phase III clinical development programme as an add-on treatment to allopurinol in patients not reaching target serum uric acid levels on allopurinol alone, as monotherapy for those patients who are intolerant to allopurinol or febuxostat and as an add-on treatment to febuxostat in patients with tophaceous gout.  Filings for a New Drug Application (NDA) in the US and a Marketing Authorisation Application (MAA) in the EU are planned for the first half of 2014.  AstraZeneca also plans to develop and commercialise lesinurad in China and Japan. AstraZeneca will supplement Ardea’s existing capabilities to progress lesinurad Phase III development programme and regulatory submissions. The company will seek to absorb the further development costs of the Ardea compounds in its existing R&D programme.

Through this acquisition, AstraZeneca would also add to its pipeline RDEA3170, a next-generation selective URAT1 inhibitor currently in Phase I development.

“This attractive Phase III programme is an excellent opportunity to leverage AstraZeneca’s global specialty and primary care sales and marketing capabilities,” said David Brennan, Chief Executive Officer of AstraZeneca. “The Ardea team has done a great job developing lesinurad along with a promising next-generation gout programme.  These compounds have real potential to benefit patients.”

“We are delighted to be joining AstraZeneca,” said Barry D. Quart, President and Chief Executive Officer of Ardea. “From our earliest interactions, we were impressed with the quality of AstraZeneca’s people and we are confident their commercial strength and global reach will help realise the full potential of our programmes.  The Ardea team and I are committed to helping complete development and working to secure registration for lesinurad.”

The Boards of Directors of AstraZeneca and Ardea have unanimously approved the terms of the agreement, and Ardea’s Board has recommended that its shareholders approve the transaction.  Subject to the approval of Ardea’s shareholders as well as other conditions including customary regulatory approvals, the transaction will close in the second or third quarter of 2012. Ardea shareholders representing approximately 30% of the current total shares outstanding have entered into a voting agreement with AstraZeneca to vote in favour of the transaction.

About Gout
Gout is a painful, debilitating and progressive disease caused by abnormally elevated levels of uric acid in the blood stream. This leads to the deposition of painful, needle-like uric acid crystals in and around the connective tissue of the joints and in the kidneys.

It is estimated that there were approximately 14.7 million diagnosed prevalent cases of chronic gout in the major markets in 2009, which is forecast to grow to 16.6 million in 2019.

About Ardea
Ardea is a biotechnology company based in San Diego, California, focused on the development of small-molecule therapeutics for the treatment of serious diseases. Ardea’s most advanced clinical-stage product candidates include lesinurad, formerly known as RDEA594, a selective, oral URAT1 transporter inhibitor for the chronic management of hyperuricaemia in patients with gout and BAY 86-9766, formerly known as RDEA119, a specific inhibitor of mitogen-activated ERK kinase (MEK) for the treatment of cancer which is being developed under a global license agreement with Bayer HealthCare. For more information please visit: www.ardeabio.com.

Ardea shareholder information
In connection with the proposed acquisition and required stockholder approval, Ardea will file with the SEC a proxy statement. The proxy statement will be mailed to the stockholders of Ardea. Ardea’s stockholders are urged to read the proxy statement and other relevant materials when they become available because they will contain important information about the acquisition and the company. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain additional details on the transaction as well as free copies of the documents filed with the SEC by Ardea by going to Ardea’s Investor Relations page on its corporate website as above.

Ardea and its officers and directors may be deemed to be participants in the solicitation of proxies from Ardea’s stockholders with respect to the acquisition. Information about Ardea’s executive officers and directors and their ownership of Ardea stock is set forth in the proxy statement for the Ardea 2012 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2012. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the Ardea and its respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statements regarding the merger, which will be filed with the SEC.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

Media Enquiries UK
Esra Erkal-Paler	+44 207 604 8030
Sarah Lindgreen	+44 20 7604 8033

Investor Enquiries UK
James Ward-Lilley Karl Hård	+44 207 604 8122 +44 20 7604 8123	mob: +44 7785 432613 mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950
Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

23 April 2012

- ENDS –

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 301,492 ordinary shares of AstraZeneca PLC at a price of 2823 pence per share on 23 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,271,212,101.

A C N Kemp
Company Secretary
24 April 2012

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 300,636 ordinary shares of AstraZeneca PLC at a price of 2831 pence per share on 24 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,270,972,238.

A C N Kemp
Company Secretary
25 April 2012

Item 26

ASTRAZENECA FIRST QUARTER RESULTS 2012

Tomorrow, Thursday, 26 April 2012, AstraZeneca will release first quarter results 2012 at 07:00 BST.

An analysts’ presentation of the first quarter results will take place at 12:00 BST and will be accessible by a choice of two routes:

1)	Audio webcast (available at http://www.astrazeneca.com/financial-results). You will be able to email questions to the presenters during the Q&A session.

2)	Teleconference with Q&A. Dial in numbers:

UK (freephone):	0800 694 2370
International:	+44 (0) 1452 557 749
Sweden (freephone):	0200 883 079
US (freephone):	1 866 977 7645

Conference ID: 67777263

Printable pdf versions of slides will be available to download on the AstraZeneca Investor Relations website (http://www.astrazeneca.com/financial-results) 15 minutes before the analysts presentation begins.

Details of the teleconference and webcast replay facilities are available on the Investor Relations section of the AstraZeneca website http://www.astrazeneca.com/financial-results and the AstraZeneca Events website: http://info.astrazenecaevents.com.

Item 27

AstraZeneca PLC
FIRST QUARTER RESULTS 2012

London, 26 April 2012

First quarter results reflect challenging revenue picture.  Pipeline strengthened by Amgen collaboration, the agreement to acquire Ardea Biosciences and positive CHMP opinion for FORXIGATM (dapagliflozin) in Europe.

Revenue for the first quarter was $7,349 million, down 11 percent at constant exchange rates (CER).

-Loss of exclusivity on several key brands accounted for 8 percentage points of the revenue decline, which included the recognition of a $223 million returns reserve against US trade inventories of Seroquel IR following generic launches at the end of March 2012.

-Emerging Markets revenue increased by 1 percent at CER, reflecting the quarterly phasing that the Company anticipated.  Company anticipates a rebound in the remaining three quarters, but achieving double-digit growth for the full year may be a challenge.

Core EPS was $1.81 in the first quarter, a 19 percent decline at CER compared with the first quarter last year, which benefited by $0.46 from two one-off gains.  Excluding these gains, Core EPS would have increased by 2 percent compared with last year.

-Core gross margin in the first quarter 2011 included a $131 million benefit ($0.07 per share) from settlement of patent disputes with PDL BioPharma, Inc.

-Core EPS in the first quarter 2011 benefited by $0.39 as a result of agreements reached between the UK and US governments over certain tax matters.

The third phase of the restructuring programme is being implemented with pace, reflected in the $702 million in restructuring costs taken in the first quarter.

Reported EPS was down 39 percent at CER to $1.28.

-Decline in Reported EPS is significantly larger than the decline in Core EPS, largely the result of restructuring costs that were $0.37 higher than the first quarter 2011.

Net cash distributions to shareholders in the first quarter were $3,417 million, through dividend payments of $2,505 million and net share repurchases of $912 million.

Core EPS target range for the full year lowered to $5.85 to $6.15.

Financial Summary

Group	1st Quarter 2012 $m	1st Quarter 2011 $m	Actual %	CER %
Revenue	7,349	8,292	-11	-11
Reported
Operating Profit	2,160	3,401	-36	-37
Profit before Tax	2,053	3,288	-38	-38
Earnings per Share	$1.28	$2.08	-38	-39
Core*
Operating Profit	2,997	3,678	-19	-18
Profit before Tax	2,890	3,565	-19	-19
Earnings per Share	$1.81	$2.23	-19	-19

*
Core financial measures are supplemental non-GAAP measures which management believe enhance understanding of the Company’s performance; it is upon these measures that financial guidance for 2012 is based.  See page 2 for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.

David Brennan, Chief Executive Officer, commenting on the results, said:  “The anticipated impact from the loss of exclusivity on several brands, together with challenging market conditions, has made for a difficult start to the year in revenue terms.  Delivery on our restructuring plans and continued discipline on operating costs, together with the benefits from a lower tax rate, will only partially mitigate the revenue pressures.  As a result we have lowered our Core EPS target for the full year to the range of $5.85 to $6.15.”

“The recently announced collaboration with Amgen on a portfolio of five clinical stage projects in the field of inflammation illustrates our willingness to look beyond our laboratories to invest in innovative science wherever it originates.  Our agreement to acquire Ardea Biosciences will add a promising Phase III project for the chronic management of hyperuricaemia in patients with gout. Lastly, we are pleased that the European Union’s CHMP has issued a positive recommendation for regulatory approval for FORXIGA™ (dapagliflozin); together with our partner Bristol-Myers Squibb we look forward to making this new medicine available to patients with diabetes,” Brennan said.

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing businesses and the key business drivers thereto.  Core financial measures are adjusted to exclude certain significant items, such as charges and provisions related to our global restructuring programmes, amortisation and impairment of the significant intangibles relating to our acquisition of MedImmune Inc. in 2007 and our current and future exit arrangements with Merck in the US, and other specified items.  More detail on the nature of these measures is given on page 84 of our Annual Report and Form 20-F Information 2011.

First Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2012	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2012	Core 2011	Actual %	CER %
Revenue	7,349	-	-	-	-	7,349	8,292	(11)	(11)
Cost of Sales	(1,375)	55	-	-	-	(1,320)	(1,327)
Gross Profit	5,974	55	-	-	-	6,029	6,965	(13)	(13)
% sales	81.3%					82.0%	84.0%	-2.0	-1.9
Distribution	(76)	-	-	-	-	(76)	(80)	(5)	(3)
% sales	1.0%					1.0%	1.0%	-	-0.1
R&D	(1,530)	445	-	-	-	(1,085)	(1,072)	1	2
% sales	20.8%					14.7%	12.9%	-1.8	-1.9
SG&A	(2,461)	202	117	-	4	(2,138)	(2,350)	(9)	(9)
% sales	33.5%					29.1%	28.3%	-0.8	-0.8
Other Income	253	-	14	-	-	267	215	24	25
% sales	3.4%					3.6%	2.6%	+1.0	+1.1
Operating Profit	2,160	702	131*	-	4	2,997	3,678	(19)	(18)
% sales	29.4%					40.8%	44.4%	-3.6	-3.6
Net Finance Expense	(107)	-	-	-	-	(107)	(113)
Profit before Tax	2,053	702	131	-	4	2,890	3,565	(19)	(19)
Taxation	(411)	(141)	(18)*	-	(1)	(571)	(439)
Profit after Tax	1,642	561	113	-	3	2,319	3,126	(26)	(26)
Non-controlling Interests	(2)	-	-	-	-	(2)	(8)
Net Profit	1,640	561	113	-	3	2,317	3,118	(26)	(26)
Weighted Average Shares	1,281	1,281	1,281	1,281	1,281	1,281	1,397
Earnings per Share	1.28	0.44	0.09	-	-	1.81	2.23	(19)	(19)

*
Of the $131 million amortisation adjustment, $90 million is related to MedImmune, with a corresponding tax adjustment of $18 million; Merck related amortisation was $41 million, which carries no tax adjustment.

Revenue in the first quarter was down 11 percent at CER and on an actual basis as exchange rate movements were neutral to reported revenue.  The disposal of Astra Tech last year accounted for 1.7 percent of the revenue decline.  Loss of exclusivity for several products, chiefly Seroquel IR, Nexium and Arimidex, accounted for 8 percent of the decline in revenue. Shortfalls in the supply of some products caused by the implementation of a new enterprise resource planning IT system at the Company’s manufacturing plant in Sweden reduced revenues by just under 1 percent in the first quarter.  Though the underlying problems have now been largely resolved, we anticipate further limitation in the supply chain in some markets during the second quarter as production responds to ongoing demand, fulfilling back orders and restoring normal inventory levels.

US revenues were down 12 percent.  Generic competition for Seroquel IR commenced at the end of March.  In line with the Company’s established practice, a returns reserve was taken against the estimated trade inventories of Seroquel IR; this amounted to $223 million, or around 7 percentage points of the decline in US revenues for the quarter. The negative impact of US healthcare reform on first quarter revenue was $205 million, including a $38 million adjustment in the Medicare coverage gap discounts related to 2011 utilisation.

Revenue in the Rest of World (ROW) was down 11 percent.  Revenue in Western Europe was down 19 percent, chiefly on generic competition and lower realised prices.  Revenue in Established ROW was down 9 percent.  Revenue in Emerging Markets was up 1 percent, in line with expectations for a quarterly phasing of revenue that would be biased towards the remaining three quarters of the year.  Revenue declines in just three markets (Brazil, Turkey and Mexico) accounted for more than 40 percent of the shortfall from recent double-digit growth rates for Emerging Markets. We expect a rebound in the remaining three quarters of the year, but achieving double-digit growth for the full year may be a challenge.

Compared with the 11 percent decline in revenue, Core gross margin declined by 13 percent.  Core gross margin in the first quarter of 2011 included a $131 million benefit from the settlement of patent disputes between MedImmune and PDL BioPharma, Inc.  This accounted for 1.6 percentage points of the 1.9 percentage point decline in gross margin in the first quarter 2012 compared to the first quarter last year.

Expenditures in Core SG&A were down 9 percent, as benefits from restructuring and overall lower sales and marketing expenses in developed markets more than offset selective investments in Emerging Markets.  The excise fee imposed by the enactment of US healthcare reform measures amounted to 2.8 percent of SG&A expense in the quarter.

Core other income of $267 million was up 25 percent.  The first quarter 2012 includes the impact from the licensing of US commercial rights for Zomig to Impax Laboratories; AstraZeneca now recognises the commercial contribution from Zomig in other income, rather than in revenue.

Core Pre-R&D operating profit was down 14 percent to $4,082 million.  Core Pre-R&D operating margin was 55.5 percent of revenue, above the top of our 48 to 54 percent planning range, but down 1.7 percentage points compared with last year.  Lower revenue and gross margin was only partially offset by lower SG&A expenses and higher other income.

Core R&D expense increased by 2 percent in the first quarter, with the increase largely attributable to a net increase in intangible asset impairments compared with last year ($50 million related to TC-5214 in the first quarter 2012). For the full year, Core R&D expense is expected to be lower than last year on a constant currency basis.

Core operating profit was down 18 percent to $2,997 million, on the declines in revenue and Core Pre-R&D operating margin combined with the slightly higher Core R&D expense.

Core earnings per share were down 19 percent to $1.81, with the negative impact from a higher tax rate compared with the first quarter 2011 (which benefited from tax settlements) broadly offset by the benefit from the lower number of shares outstanding as a result of net share repurchases.

Reported operating profit was down 37 percent to $2,160 million.  Reported EPS was down 39 percent to $1.28.  The larger declines compared to the declines for Core profit measures are largely the result of higher restructuring costs in the first quarter of 2012 ($702 million) compared with the first quarter last year ($143 million).

Enhancing Productivity

The Company is making good progress in implementing the third phase of restructuring announced in February 2012, as evidenced by the $702 million in restructuring charges taken in the first quarter (of which $445 million was in R&D). This first quarter charge is one third of the estimated total programme cost of $2.1 billion.  It is anticipated that most of the total restructuring costs will be taken in 2012.

The programme is on track to deliver the $1.6 billion in annual benefits by the end of 2014.

Finance Income and Expense

Net finance expense was $107 million for the quarter, versus $113 million in 2011.  There was a $6 million reduction in interest payable on defined benefit pension scheme liabilities compared to the first quarter 2011.  Interest payable on debt balances and fair value losses recorded on long-term bonds were broadly unchanged versus the first quarter 2011.

Taxation

The effective tax rate for the first quarter was 20.0 percent compared with 11.3 percent for the same period last year. The full year reported tax rate is now anticipated to be around 22 percent (reduced from 24 percent) as a result of a UK tax rate reduction, resolution of tax audit issues in the first quarter and variations in the levels and mix of profitability in different jurisdictions.

The effective tax rate for the first quarter of last year benefited from a favourable adjustment to tax provisions of $540 million following the announcement in March 2011 that HM Revenue & Customs in the UK and the US Internal Revenue Service agreed the terms of an Advance Pricing Agreement regarding transfer pricing arrangements for AstraZeneca’s US business for the period from 2002 to the end of 2014 and a related valuation matter. Excluding this benefit, the effective tax rate for the quarter ending 31 March 2011 was 27.8 percent on a reported basis.

Cash Flow

Cash generated from operating activities was $1,540 million in the quarter to 31 March 2012, compared with $1,890 million in the same period of 2011. Improvements in working capital offset the lower operating profit, while increased pension fund contributions drove higher outflows in non-cash and other movements.

Net cash inflows from investing activities were $593 million in the quarter compared with $100 million in the first quarter of 2011. The difference of $493 million is due primarily to the net movement between cash and short-term investments and fixed deposits, and an increase in cash received on the disposal of property, plant and equipment.

Cash distributions to shareholders were $3,417 million through net share repurchases of $912 million and $2,505 million from the payment of the second interim dividend from 2011.

Debt and Capital Structure

At 31 March 2012, outstanding gross debt (interest-bearing loans and borrowings) was $9,383 million (31 December 2011: $9,328 million). Of the gross debt outstanding at 31 March 2012, $2,006 million is due within one year (31 December 2011: $1,990 million).

Net funds of $943 million have decreased by $1,906 million during the quarter as a result of the net cash outflow as described in the cash flow section above.

Share Repurchases

In the first quarter of 2012 the Group repurchased 22.6 million shares for a total of $1,055 million.  In the quarter, 4.2 million shares were issued in consideration of share option exercises for a total of $143 million.

The total number of shares in issue at 31 March 2012 was 1,274 million.

Future Prospects

The revenue profile for 2012 will be largely defined by the impact of the loss of exclusivity on several products, particularly Seroquel IR.  The disposal of Astra Tech and the ongoing disposal of the Aptium business will also contribute to the decline in revenue.  In addition, the headwinds from government interventions on price are looking to be at the upper end of our planning assumptions for the year.  On balance, we now expect the decline in revenue for the full year will be in the range of the low to mid-teens in constant currency terms.

Against the backdrop of this challenging revenue picture, we are proceeding apace with the third phase of restructuring.  Continued realisation of restructuring benefits, ongoing discipline in operating expenses and a lower projected tax rate for the year will only partially mitigate the downward pressure on revenue.  As a result, we have lowered our Core EPS target for the full year to the range of $5.85 to $6.15.

This Core EPS guidance has been based on January 2012 average exchange rates for our principal currencies, and actual first quarter results were broadly in line with this currency assumption.  The target takes no account of the likelihood that average exchange rates for the remainder of 2012 may differ materially from the rates upon which our earnings guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar was provided in conjunction with the Full Year 2011 results announcement, and can be found on the AstraZeneca website, www.astrazeneca.com/investors.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline was presented in conjunction with the Full Year 2011 results and the pipeline table remains available on the Company’s website, www.astrazeneca.com, under information for investors.

Developments since the last update include:

AstraZeneca collaboration with Amgen

On 2 April 2012, AstraZeneca and Amgen announced an agreement to jointly develop and commercialise five monoclonal antibodies from Amgen’s clinical inflammation portfolio: AMG 139, AMG 157, AMG 181, AMG 557 and brodalumab (AMG 827).

The companies believe all the molecules have novel properties and offer the potential to deliver important treatments across multiple indications in inflammatory diseases.

Under the terms of the agreement, AstraZeneca will make a one-time $50 million upfront payment and the companies will share both costs and profits.  Based on current plans, approximately 65 percent of costs for the 2012-14 period will be funded by AstraZeneca.  Thereafter, the companies will split costs equally.  Amgen will book sales globally and retain a low single-digit royalty for brodalumab and a mid single-digit royalty for the rest of the portfolio, after which the companies will share profits equally.

FORXIGATM (dapagliflozin)

On 20 April 2012, AstraZeneca and Bristol-Myers Squibb Company announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has recommended the approval of FORXIGA™ (dapagliflozin) tablets for the treatment of type 2 diabetes, as an adjunct to diet and exercise, in combination with other glucose-lowering medicinal products including insulin, and as a monotherapy in metformin intolerant patients.

Dapagliflozin is an investigational selective and reversible inhibitor of sodium-glucose co-transporter 2 (SGLT2), which works independently of insulin. This is the first in the new SGLT2 class to receive a positive CHMP opinion for the treatment of type 2 diabetes, a disease where high unmet medical need exists.

Dapagliflozin 10mg is intended as a once-daily oral dose in adult patients with type 2 diabetes to improve glycaemic control:

•	As a monotherapy, when diet and exercise alone do not provide adequate glycaemic control in patients for whom use of metformin is considered inappropriate due to intolerance;
•	In combination with other glucose-lowering medicinal products including insulin, when these, together with diet and exercise, do not provide adequate glycaemic control.

The CHMP's positive opinion on dapagliflozin will now be reviewed by the European Commission, which has the authority to approve medicines for the European Union.

TC-5214

On 20 March 2012, AstraZeneca and Targacept announced top-line results from the remaining Phase III studies investigating efficacy, tolerability and safety of TC-5214 as an adjunct therapy to an antidepressant in patients with major depressive disorder (MDD) who did not respond adequately to initial antidepressant treatment.  RENAISSANCE 4 and RENAISSANCE 5, both efficacy and tolerability studies, did not meet the primary endpoint of change on the Montgomery-Asberg Depression Rating Scale total score after eight weeks of treatment with TC-5214 as compared with placebo.

Based on the results of these trials, and the totality of the results for all studies in the RENAISSANCE programme, AstraZeneca and Targacept will not pursue a regulatory filing for TC-5214 as an adjunct treatment for patients with MDD.

AstraZeneca took an intangible asset impairment charge of $50 million, the remaining value in relation to TC-5214, in the first quarter 2012.

FluMist Quadrivalent

On 1 March 2012, AstraZeneca announced that MedImmune, its biologics arm, received approval from the US FDA for FluMist Quadrivalent (Influenza Vaccine Live, Intranasal) in the prevention of influenza.  This marks the first four-strain influenza vaccine approved by the FDA.

All other licensed seasonal influenza vaccines currently available in the US are trivalent, containing three strains (two strains of type A influenza (A/H1N1 and A/H3N2) and one B lineage strain).  FluMist Quadrivalent contains four strains (two type A strains and two type B strains) to help provide broad protection against circulating influenza A and B.

Caprelsa (vandetanib)

On 21 February 2012, the Company announced that the European Commission granted marketing authorisation for Caprelsa (vandetanib) for the treatment of aggressive and symptomatic medullary thyroid cancer (MTC) in patients with unresectable locally advanced or metastatic disease.  Caprelsa is the first approved treatment for advanced MTC in Europe.

Advanced MTC is a rare disease with a poor prognosis.  Caprelsa was granted orphan drug status and approved by the US FDA in April 2011.  Caprelsa is also approved in Canada and is under review in Russia, Switzerland, Brazil, Mexico, Argentina and Australia.

Revenue

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

A full analysis of the Group’s revenue by product and geographic area is shown on page 19.

	First Quarter
	2012	2011	CER
	$m	$m	%
Gastrointestinal
Nexium	953	1,161	-18
Losec/Prilosec	170	235	-29

Cardiovascular
Crestor	1,500	1,478	+2
Atacand	317	355	-9
Seloken /Toprol-XL	224	245	-8
ONGLYZATM	72	35	+106
Brilinta/Brilique	9	1	n/m

Respiratory & Inflammation
Symbicort	723	752	-3
Pulmicort	227	248	-8

Oncology
Zoladex	273	275	-1
Arimidex	144	233	-39
Casodex	113	133	-17
Iressa	143	121	+17
Faslodex	151	123	+24
Caprelsa	5	-	n/m

Neuroscience
Seroquel	1,138	1,345	-15
Seroquel IR	754	1,006	-25
Seroquel XR	384	339	+14
Zomig	54	101	-47
Vimovo	16	4	+300

Infection and other
Synagis	384	408	-6
Merrem	100	172	-40
FluMist	2	3	-33

Gastrointestinal

•
In the US, Nexium sales in the first quarter were $535 million, down 11 percent compared with the first quarter last year.  Dispensed retail tablet volume declined by 11 percent.  Nearly 40 percent of the volume decline was related to a 57 percent decline in low margin Medicaid prescriptions; this change in mix resulted in a slight increase in average realised selling prices in the quarter.

•
Nexium sales in other markets were down 25 percent to $418 million.  Sales in Western Europe were down 53 percent, largely the result of generic competition.  Sales in Established Rest of World were down 2 percent, as growth in Japan was more than offset by the impact of generic competition in Canada.  Sales in Emerging Markets increased by 2 percent.

•	Losec sales in markets outside the US were down 28 percent to $162 million.

Cardiovascular

•
In the US, Crestor sales in the first quarter were $682 million, unchanged from last year.  Total prescriptions for statin products in the US increased by 1.8 percent in the first quarter.   Crestor total prescriptions increased by 2.1 percent, largely unaffected by the launch of generic atorvastatin in November of last year.  The small decline in average realised selling prices is due to the adjustment in the Medicare coverage gap discounts related to 2011 utilisation.

•
Crestor sales in the Rest of World were up 3 percent to $818 million.  Sales in Western Europe were up 5 percent on volume growth partially offset by slightly lower prices.  Sales in Established ROW were up 3 percent, as sales in Japan were unchanged.  Crestor is now the leading statin by volume share in Japan, but continued strong underlying demand was offset by the quarterly phasing of shipments to our marketing partner.  Sales in Emerging Markets were up 1 percent, as growth in China and Emerging Europe was offset by generic erosion in Brazil.

•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, declined by 28 percent to $73 million, largely the result of lower selling prices following the launch of a third generic product late last year.

•	Sales of Seloken in other markets were up 6 percent to $151 million on 12 percent growth in Emerging Markets.
•
US sales of Atacand were down 13 percent in the quarter, to $40 million.  Sales in other markets were down 9 percent to $277 million, largely due to the 57 percent decline in Canada from generic competition.

•
Alliance revenue from the ONGLYZATM collaboration with Bristol-Myers Squibb totalled $72 million in the first quarter, of which $54 million was in the US and $18 million in other markets.  ONGLYZATM share of total prescriptions for DPP4 products in the US was 11.4 percent in March 2012.  KOMBIGLYZE XRTM added a further 5.1 percent total prescription share to the franchise in the US in March.  Marketing authorisation for KOMBOGLYZETM, the twice daily combination of saxagliptin and immediate-release metformin, was granted by the European Commission in November 2011.  However, due to a technical manufacturing issue launch is not expected until 2013.

•
Sales of Brilinta/Brilique were $9 million in the quarter, chiefly on sales in Germany and some Emerging Markets.  In Germany, in the 79 percent of target hospitals where Brilique is on protocol, Brilique has now overtaken clopidogrel to become the leading product for initial therapy for new ACS patients, with a market share of 37 percent.  There were no reported sales in the US, as initial launch stocks in trade channels are still being worked down; we continue to make steady progress in terms of formulary access, protocol adoption and product trial rates by interventional cardiologists.

Respiratory and Inflammation

•
Symbicort sales in the US were $217 million, a 10 percent increase over the first quarter last year.  Total prescriptions for Symbicort were up 11 percent compared to a 1 percent decline in the market for fixed combination products.  Symbicort share of new prescriptions for fixed combination products reached 20.8 percent in March 2012, up 0.5 percentage points since December 2011.  Market share of patients newly starting combination therapy is 25.8 percent.

•
Symbicort sales in other markets in the first quarter were $506 million, down 7 percent.  More than 60 percent of the revenue decline is due to a decrease in Japan (down 59 percent) as a result of destocking by our marketing partner; underlying demand growth remains well above the combination product market growth in Japan.  Sales in Western Europe were down 4 percent.  Sales in Emerging Markets were down 1 percent.

•
US sales of Pulmicort were down 28 percent in the first quarter to $56 million.  Sales in the Rest of World were up 1 percent, driven by a 49 percent increase in China, which more than offset declines in Western and Emerging Europe.

Oncology

•
Arimidex sales in the US were $7 million in the first quarter.  Arimidex sales in the Rest of World were down 36 percent to $137 million.   Sales in Western Europe were down 64 percent to $37 million, reflecting the loss of exclusivity from February 2011.  Sales in Japan were 8 percent below last year. Sales in Emerging Markets were down 14 percent.

•
Sales for Casodex in the first quarter were down 17 percent to $113 million, all outside of the US.  More than 60 percent of revenue is in Japan, where sales were down 13 percent in the quarter.  Sales were down 39 percent in Western Europe.  Sales in Emerging Markets were down 4 percent.

•
Iressa sales in the first quarter were up 17 percent to $143 million, with a 42 percent increase in Western Europe accounting for more than half of the growth in the quarter.  Sales in Japan were down 2 percent.  Sales in Emerging Markets were up 18 percent.

•
Faslodex sales in the US were up 16 percent, reaching $72 million.  Sales in the Rest of World were up 33 percent to $79 million. The new 500mg dosage regimen has now been widely adopted in many markets, so future growth will increasingly be driven by stronger patient demand rather than dosage upgrade.

Neuroscience

•
In the US, Seroquel franchise sales were down 20 percent to $741 million.  In line with the Company’s established practice when generic competitors are launched, a returns reserve of $223 million was taken against the estimated trade inventories for Seroquel IR following the launch of generic quetiapine IR at the end of March.  Were it not for this reserve, Seroquel franchise sales would have increased by 4 percent.  Sales of Seroquel XR in the US were up 13 percent to $199 million.  Total prescriptions for Seroquel XR were up 3 percent, which compares favourably to the 1 percent decline for the US atypical antipsychotic market.

•
Seroquel franchise sales in the Rest of World were down 3 percent to $397 million in the quarter. Sales of Seroquel IR were down 16 percent to $212 million.  Seroquel XR sales were up 16 percent to $185 million.  Sales of Seroquel XR were up 15 percent in Western Europe, including a contribution from the launch in France.  Seroquel XR sales were up 15 percent in Established ROW and were up 18 percent in Emerging Markets.

•
Zomig sales in the US were down 87 percent to $5 million, a result of the licensing of US commercial rights for Zomig to Impax Laboratories.  Commercial contribution from Zomig in the US is now realised in other income, rather than in revenue.  Sales in the Rest of World were down 21 percent to $49 million in the quarter.

•	The US accounted for $9 million of the total $16 million sales for Vimovo in the first quarter. ROW sales were $7 million.

Infection and Other

•
Sales of Synagis in the US were up 3 percent to $302 million. Synagis revenue for the 2011/12 RSV season is slightly down compared with the prior period season; a later RSV season start due to seasonal virology patterns has shifted some volume from the fourth quarter 2011 into the first quarter 2012.  Outside the US, Synagis sales were down 27 percent to $82 million, reflecting the quarterly phasing of shipments to Abbot, our international distributor.

•	Sales of Merrem were down 40 percent to $100 million as a result of generic competition in many markets.

Regional Revenue

	First Quarter
	2012	2011	% Change
	$m	$m	Actual	CER
US	2,920	3,304	-12	-12
Western Europe1	1,775	2,235	-21	-19
Established ROW2	1,238	1,321	-6	-9
Canada	377	417	-10	-8
Japan	598	631	-5	-10
Other Established ROW	263	273	-4	-8
Emerging ROW3	1,416	1,432	-1	+1
Emerging Europe	294	320	-8	-2
China	380	322	+18	+13
Emerging Asia Pacific	233	242	-4	-2
Other Emerging ROW	509	548	-7	-3

Total	7,349	8,292	-11	-11

1Western Europe comprises France, Germany, Italy, Sweden, Spain, UK and others.
2Established ROW comprises Canada, Japan, Australia and New Zealand.
3Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries

•
In the US, revenue was down 12 percent, with the inventory reserve for Seroquel IR accounting for $223 million of the $384 million decline in revenue.  The pricing impact of US healthcare reform measures amounted to $205 million in the quarter.  There was good growth for ONGLYZATM, Seroquel XR and Symbicort, but this was more than offset by a decline for Nexium, generic erosion on Toprol-XL, Arimidex and Merrem, the movement of Zomig revenue to other income, the disposal of Astra Tech and the ongoing disposal of the Aptium business.

•
Revenue in Western Europe was down 19 percent, with generic competition for Nexium, Arimidex and Merrem accounting for nearly 60 percent of the revenue decline.  Sales growth was achieved for Seroquel XR, Crestor, Iressa and ONGLYZATM.

•
Revenue in Established ROW was down 9 percent.  Revenue in Japan was down 10 percent, reflecting destocking ahead of the biennial price reductions and the quarterly phasing of shipments of Crestor and Symbicort to marketing partners.  Revenue in Canada was down 8 percent, chiefly due to generic competition for Nexium and Atacand.

•
Revenue in Emerging Markets was up 1 percent, driven by the 13 percent increase in China.  The weak first quarter revenue performance was expected, with difficult year on year comparisons for Brazil, Turkey and Mexico.  There has been generic competition for Crestor and Seroquel IR in Brazil.  Government interventions in price have affected revenue in Turkey.  Performance in Mexico reflects challenging market conditions.  The Company anticipates revenue in Emerging Markets to rebound in the remaining quarters, but achieving double-digit growth for the full year may be a challenge.

Condensed Consolidated Statement of Comprehensive Income
For the quarter ended 31 March	2012 $m	2011 $m
Revenue	7,349	8,292
Cost of sales	(1,375)	(1,339)
Gross profit	5,974	6,953
Distribution costs	(76)	(80)
Research and development	(1,530)	(1,162)
Selling, general and administrative costs	(2,461)	(2,508)
Other operating income and expense	253	198
Operating profit	2,160	3,401
Finance income	132	137
Finance expense	(239)	(250)
Profit before tax	2,053	3,288
Taxation	(411)	(373)
Profit for the period	1,642	2,915
Other comprehensive income:
Foreign exchange arising on consolidation	121	208
Foreign exchange differences on borrowings forming net investment hedges	(50)	(92)
Net available for sale gains taken to equity	18	11
Actuarial gain/(loss) for the period	74	(18)
Income tax relating to components of other comprehensive income	(46)	27
Other comprehensive income for the period, net of tax	117	136
Total comprehensive income for the period	1,759	3,051

Profit attributable to:
Owners of the parent	1,640	2,907
Non-controlling interests	2	8
	1,642	2,915

Total comprehensive income attributable to:
Owners of the parent	1,767	3,045
Non-controlling interests	(8)	6
	1,759	3,051

Basic earnings per $0.25 Ordinary Share	$1.28	$2.08
Diluted earnings per $0.25 Ordinary Share	$1.28	$2.07
Weighted average number of Ordinary Shares in issue (millions)	1,281	1,397
Diluted weighted average number of Ordinary Shares in issue (millions)	1,285	1,404

Condensed Consolidated Statement of Financial Position
	At 31 Mar 2012 $m	At 31 Dec 2011 $m	At 31 Mar 2011 $m
ASSETS Non-current assets
Property, plant and equipment	6,335	6,425	7,062
Goodwill	9,871	9,862	9,890
Intangible assets	11,027	10,980	12,232
Derivative financial instruments	326	342	292
Other investments	204	201	212
Deferred tax assets	1,440	1,514	1,379
	29,203	29,324	31,067
Current assets
Inventories	2,040	1,852	1,897
Trade and other receivables	8,511	8,754	8,493
Other investments	3,637	4,248	1,199
Derivative financial instruments	31	25	7
Income tax receivable	1,009	1,056	2,289
Cash and cash equivalents	6,332	7,571	9,582
	21,560	23,506	23,467
Total assets	50,763	52,830	54,534
LIABILITIES Current liabilities
Interest-bearing loans and borrowings	(2,006)	(1,990)	(435)
Trade and other payables	(8,945)	(8,975)	(8,672)
Derivative financial instruments	-	(9)	-
Provisions	(1,683)	(1,388)	(1,151)
Income tax payable	(3,166)	(3,390)	(5,758)
	(15,800)	(15,752)	(16,016)
Non-current liabilities
Interest-bearing loans and borrowings	(7,377)	(7,338)	(9,159)
Deferred tax liabilities	(2,671)	(2,735)	(3,168)
Retirement benefit obligations	(2,191)	(2,674)	(2,573)
Provisions	(496)	(474)	(699)
Other payables	(507)	(385)	(372)
	(13,242)	(13,606)	(15,971)
Total liabilities	(29,042)	(29,358)	(31,987)
Net assets	21,721	23,472	22,547
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	318	323	346
Share premium account	3,220	3,078	2,761
Other reserves	1,952	1,951	1,910
Retained earnings	16,026	17,894	17,332
	21,516	23,246	22,349
Non-controlling interests	205	226	198
Total equity	21,721	23,472	22,547

Condensed Consolidated Statement of Cash Flows
For the quarter ended 31 March	2012 $m	2011 $m
Cash flows from operating activities
Profit before taxation	2,053	3,288
Finance income and expense	107	113
Depreciation, amortisation and impairment	499	526
Decrease/(increase) in working capital and short-term provisions	364	(864)
Non-cash and other movements	(484)	(130)
Cash generated from operations	2,539	2,933
Interest paid	(248)	(241)
Tax paid	(751)	(802)
Net cash inflow from operating activities	1,540	1,890
Cash flows from investing activities
Movement in short-term investments and fixed deposits	651	317
Purchase of property, plant and equipment	(122)	(161)
Disposal of property, plant and equipment	125	24
Purchase of intangible assets	(80)	(110)
Purchase of non-current asset investments	(2)	(1)
Interest received	41	46
Payments made by subsidiaries to non-controlling interests	(20)	(15)
Net cash inflow from investing activities	593	100
Net cash inflow before financing activities	2,133	1,990
Cash flows from financing activities
Proceeds from issue of share capital	143	90
Repurchase of shares for cancellation	(1,055)	(1,301)
Dividends paid	(2,505)	(2,646)
Hedge contracts relating to dividend payments	13	41
Movement in short-term borrowings	(34)	9
Net cash outflow from financing activities	(3,438)	(3,807)
Net decrease in cash and cash equivalents in the period	(1,305)	(1,817)
Cash and cash equivalents at the beginning of the period	7,434	10,981
Exchange rate effects	14	30
Cash and cash equivalents at the end of the period	6,143	9,194
Cash and cash equivalents consists of:
Cash and cash equivalents	6,332	9,582
Overdrafts	(189)	(388)
	6,143	9,194

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2011	352	2,672	1,917	18,272	23,213	197	23,410
Profit for the period	-	-	-	2,907	2,907	8	2,915
Other comprehensive income	-	-	-	138	138	(2)	136
Transfer to other reserve	-	-	(14)	14	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,594)	(2,594)	-	(2,594)
Issue of Ordinary Shares	1	89	-	-	90	-	90
Repurchase of Ordinary Shares	(7)	-	7	(1,301)	(1,301)	-	(1,301)
Share-based payments	-	-	-	(104)	(104)	-	(104)
Transfer from non-controlling interests to payables	-	-	-	-	-	(2)	(2)
Dividend paid to non-controlling interests	-	-	-	-	-	(3)	(3)
Net movement	(6)	89	(7)	(940)	(864)	1	(863)
At 31 March 2011	346	2,761	1,910	17,332	22,349	198	22,547

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2012	323	3,078	1,951	17,894	23,246	226	23,472
Profit for the period	-	-	-	1,640	1,640	2	1,642
Other comprehensive income	-	-	-	127	127	(10)	117
Transfer to other reserve	-	-	(5)	5	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,495)	(2,495)	-	(2,495)
Issue of Ordinary Shares	1	142	-	-	143	-	143
Repurchase of Ordinary Shares	(6)	-	6	(1,055)	(1,055)	-	(1,055)
Share-based payments	-	-	-	(90)	(90)	-	(90)
Transfer from non-controlling interests to payables	-	-	-	-	-	(2)	(2)
Dividend paid to non-controlling interests	-	-	-	-	-	(11)	(11)
Net movement	(5)	142	1	(1,868)	(1,730)	(21)	(1,751)
At 31 March 2012	318	3,220	1,952	16,026	21,516	205	21,721

* Other reserves includes the capital redemption reserve and the merger reserve.

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements (“interim financial statements”) for the quarter ended 31 March 2012 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board.  These interim financial statements have been prepared using the same accounting policies and methods of computation as followed in the most recent annual financial statements.  Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2011.

The Group has considerable financial resources available.  The Group’s revenues are largely derived from sales of products which are covered by patents and for which, historically at least, demand has been relatively unaffected by changes in the general economy.  As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully and as such, the interim financial statements have been prepared on a Going Concern basis.

The information contained in Note 4 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2011.

The comparative figures for the financial year ended 31 December 2011 are not the Company’s statutory accounts for that financial year.  Those accounts have been reported on by the Group’s auditors and delivered to the registrar of companies.  The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2	NET FUNDS

The table below provides an analysis of net funds and a reconciliation of net cash flow to the movement in net funds.

	At 1 Jan 2012 $m	Cash flow $m	Non-cash mvmts $m	Exchange mvmts $m	At 31 Mar 2012 $m
Loans due after one year	(7,338)	-	10	(49)	(7,377)
Current instalments of loan	(1,769)	-	5	-	(1,764)
Total loans	(9,107)	-	15	(49)	(9,141)
Other investments - current	4,248	(651)	19	21	3,637
Net derivative financial instruments	358	(13)	12	-	357
Cash and cash equivalents	7,571	(1,254)	-	15	6,332
Overdrafts	(137)	(51)	-	(1)	(189)
Short-term borrowings	(84)	34	-	(3)	(53)
	11,956	(1,935)	31	32	10,084
Net funds	2,849	(1,935)	46	(17)	943

Non-cash movements in the period include fair value adjustments under IAS 39.

3	RESTRUCTURING COSTS

Profit before tax for the quarter ended 31 March 2012 is stated after charging restructuring costs of $702 million ($143 million for the first quarter 2011).  These have been charged to profit as follows:

	1st Quarter 2012 $m	1st Quarter 2011 $m
Cost of sales	55	12
Research and development	445	90
Selling, general and administrative costs	202	41
Total	702	143

4	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2011 (the “2011 Disclosures”). Unless noted otherwise below or in the 2011 Disclosures, no provisions have been established in respect of the claims discussed below.

As discussed in the 2011 Disclosures, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the 2011 Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property.

Matters disclosed in respect of the first quarter of 2012 and April 2012

Patent/regulatory litigation

Arimidex (anastrozole)
Patent proceedings outside the US
In March 2012, the Canadian Federal Court of Appeal dismissed Mylan Pharmaceuticals ULC’s appeal against a decision prohibiting the Canadian Minister of Health from issuing it with a marketing authorisation.

Atacand Plus (candesartan cilexetil/hydrochlorothiazide)
Patent proceedings outside the US
In Canada, in February 2012, AstraZeneca settled notice of compliance proceedings with Cobalt Pharmaceuticals Inc., allowing that company to enter the Canadian market on 23 September 2012, or earlier, in certain circumstances.

Crestor (rosuvastatin calcium)
Patent proceedings in the US
In February 2012, the Federal Circuit affirmed the District Court’s dismissal of AstraZeneca’s patent infringement actions regarding two method-of-use patents for Crestor on pleading and ripeness grounds.  AstraZeneca reserves the right to re-file the lawsuits at a later time.

Patent proceedings outside the US
In Canada, in February 2012, AstraZeneca reached settlement with Pharmascience Inc. (PMS) resolving the litigation regarding AstraZeneca’s Crestor substance patent and, as part of the agreement, PMS may enter the Canadian market on 2 April 2012, or earlier, in certain circumstances.

In February 2012, the Federal Court of Australia dismissed Apotex Pty Ltd’s (Apotex) motion to vacate a preliminary injunction preventing it from launching rosuvastatin in Australia. A further motion to vacate by Apotex was heard and denied in March 2012. A decision upholding the preliminary injunction was granted in favour of AstraZeneca on 23 March 2012. AstraZeneca’s previously reported motions for preliminary injunctions against Watson Pharma Pty Ltd and Ascent Pharma Pty Ltd were granted in March 2012.

Entocort EC (budesonide)
Patent proceedings in the US
In April 2012, the US Court of Appeals for the Federal Circuit affirmed the US District Court decision that Mylan Pharmaceuticals Inc’s generic budesonide product does not infringe AstraZeneca’s patent protecting Entocort EC.

In February 2012, AstraZeneca received a notice letter from Santarus, Inc. (Santarus) stating that it had submitted a new drug application under §505(b)(2) for FDA approval to market a budesonide product. Santarus alleges non-infringement of a patent listed in the Orange Book in reference to Entocort EC.  AstraZeneca is reviewing Santarus’ notice.

Nexium (esomeprazole magnesium)
Patent proceedings in the US
In April 2012, AstraZeneca entered into an agreement with Hetero Drugs Ltd, Unit III and Hetero USA Inc. (together, Hetero) settling AstraZeneca’s patent infringement action against those entities.  As part of the settlement, Hetero was granted a licence to enter the US market with generic esomeprazole magnesium on 27 May 2014, subject to regulatory approval, or earlier, in certain circumstances.

In January 2012, AstraZeneca received a Paragraph IV notice letter from Mylan Laboratories Ltd. (Mylan). In March 2012, AstraZeneca commenced a patent infringement action against Mylan in the US District Court for the District of New Jersey.

Patent proceedings outside the US
In March 2012, AstraZeneca discontinued its previously disclosed notice of compliance proceeding pending with Mylan Pharmaceuticals ULC (Mylan) with respect to Canadian Nexium substance patent number 2.290.963 after Mylan withdrew its notice of allegation.

Seroquel (quetiapine fumarate) and Seroquel XR (quetiapine fumarate)
US regulatory proceedings
On 12 March 2012, AstraZeneca filed a lawsuit against the FDA in the US District Court for the District of Columbia to overturn the FDA’s 7 March 2012 denial of Citizen Petitions that asked the FDA to withhold final approval of any generic quetiapine that omits from its labelling certain hyperglycemia and suicidality warning language that the FDA required AstraZeneca to include in the Seroquel and Seroquel XR labelling. In the lawsuit, AstraZeneca sought to enjoin the FDA from finally approving any generic quetiapine until 2 December 2012 when regulatory exclusivity expires for certain clinical trial data associated with the hyperglycemia warning language, or, alternatively, at least until a federal court had reviewed any FDA decision to finally approve generic quetiapine. On 23 March 2012, the District Court denied the preliminary injunction and dismissed the lawsuit without prejudice, and without reaching a decision on the merits, on the basis that filing the lawsuit prior to final FDA approval was premature. On 28 March 2012, in response to being notified by the FDA that generic versions of quetiapine had been finally approved, AstraZeneca filed a new lawsuit in the US District Court for the District of Columbia seeking a temporary restraining order (TRO) to vacate these approvals, and to enjoin any further approvals of generic quetiapine.  The Court denied the request for a TRO and ordered expedited briefing on the merits to proceed.

Seroquel XR (quetiapine fumarate)
Patent proceedings in the US
In February 2012, the US District Court for the District of New Jersey dismissed the patent infringement action against Intellipharmaceutics Corp. and Intellipharmaceutics International Inc. (together, Intellipharmaceutics) for lack of personal jurisdiction.  The patent infringement action against Intellipharmaceutics is now pending in the United States District Court for the Southern District of New York.

As previously reported, in October 2011, the US District Court for the District of New Jersey conducted a trial in the patent infringement actions involving the Seroquel XR formulation patent against certain generic drug manufacturers. In March 2012, the Court found the Seroquel XR formulation patent to be valid. The Court also found that Anchen Pharmaceuticals, Inc., Osmotica Pharmaceutical Corporation, Torrent Pharmaceuticals Limited, Torrent Pharma Inc., Mylan Pharmaceuticals Inc. and Mylan Inc. have infringed the Seroquel XR formulation patent.  The decision has been appealed.

Patent proceedings outside the US
In the Netherlands, in March 2012, the District Court in the Hague upheld the validity of the formulation patent protecting Seroquel XR.

In the UK, in March 2012, the UK High Court found the Seroquel XR formulation patent invalid.

A hearing regarding the validity of the Seroquel XR formulation patent has been held in Spain and a decision is pending.

Generic versions of Seroquel XR have been launched in Germany, Austria and Denmark. AstraZeneca has confidence in the patent protecting Seroquel XR and will continue to take appropriate legal action. While AstraZeneca continues to have confidence in the intellectual property protecting Seroquel XR, additional generic launches and adverse Court rulings are possible.

Product liability litigation

Crestor (rosuvastatin calcium)
AstraZeneca is defending five lawsuits involving a total of 115 plaintiffs claiming injury from treatment with Crestor. The lawsuits were filed in March 2012 in California state courts. The lawsuits allege multiple types of injuries including diabetes mellitus, various cardiac injuries, rhabdomyolsis, and various liver and kidney injuries. AstraZeneca intends to defend the claims vigorously. Six plaintiffs previously filed suit in San Francisco County in 2011 for similar injuries allegedly caused by Crestor, but these cases have been stayed or dismissed.

Commercial litigation

Synagis (palivizumab)
In September 2011, AstraZeneca’s biologics arm, MedImmune, filed an action against Abbott International, LLC (Abbott) in the Circuit Court for Montgomery County, Maryland, seeking a declaratory judgment in a contract dispute. Abbott’s motion to dismiss was granted.  In September 2011, Abbott filed a parallel action against MedImmune in the Illinois State Court. Abbott’s motion to hold the disputed funds in escrow was rejected. In February 2012, the Court denied MedImmune’s motion to dismiss and is expected to set a trial date for 2013.

Co-payment subsidy litigation
In March 2012, the New England Carpenters Health and Welfare Fund, on behalf of a proposed class of payers that reimbursed consumers for Nexium and Crestor prescriptions as to which AstraZeneca subsidised the consumer's co-payment obligation, brought an action against AstraZeneca in the US District Court for the Eastern District of Pennsylvania. The complaint seeks unspecified treble damages and costs (including attorneys’ fees), as well as an injunction prohibiting AstraZeneca from offering its co-payment subsidy programmes. Similar claims have been filed in other federal courts against seven other manufacturers with respect to their respective co-payment subsidy programmes.

Government investigations/proceedings

Nexium (esomeprazole magnesium)
The European Commission has closed its investigation into alleged practices regarding Nexium and alleged breaches of EU competition laws.

Seroquel (quetiapine fumarate)
In March 2012, AstraZeneca reached an agreement in principle to settle the claims of the Montana State Attorney General regarding allegedly false and/or misleading statements made by AstraZeneca in the marketing and promotion of Seroquel, and a provision has been taken.

Indian Central Bureau of Investigation
In India, in February 2012, a criminal First Information Request (FIR) was filed by the Indian Central Bureau of Investigation against AstraZeneca and public officials of the Central Procurement Agency of the Delhi Directorate of Health Services (DHS).  The FIR alleges that AstraZeneca submitted a false affidavit in connection with a tender for meropenem with the DHS in which AstraZeneca stated that the prices quoted were not higher than the rates quoted to other governmental, semi-governmental, autonomous or public sector hospitals, institutions or organisations, while, the FIR alleges, AstraZeneca sold the same medicine at a lower rate to another hospital, resulting in a loss to the DHS. It is further alleged in the FIR that unspecified officers of the DHS and AstraZeneca collectively sought to cancel the DHS recovery proceedings to recover any overpayment through the issuance of a “Show Cause Notice”. AstraZeneca is evaluating the allegations.

5	FIRST QUARTER PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	1st Quarter 2012 $m	Actual Growth %	Constant Currency Growth %	1st Quarter 2012 $m	Actual Growth %	1st Quarter 2012 $m	Actual Growth %	Constant Currency Growth %	1st Quarter 2012 $m	Actual Growth %	Constant Currency Growth %	1st Quarter 2012 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	953	(18)	(18)	535	(11)	121	(54)	(53)	121	(1)	(2)	176	-	2
Losec/Prilosec	170	(28)	(29)	8	(38)	44	(30)	(29)	72	(25)	(28)	46	(27)	(29)
Other	52	33	33	38	52	10	(9)	(9)	1	-	-	3	50	50
Total Gastrointestinal	1,175	(18)	(18)	581	(9)	175	(48)	(47)	194	(11)	(14)	225	(7)	(5)
Cardiovascular:
Crestor	1,500	1	2	682	-	297	3	5	363	5	3	158	(2)	1
Atacand	317	(11)	(9)	40	(13)	169	(2)	-	39	(36)	(38)	69	(9)	(5)
Seloken/Toprol-XL	224	(9)	(8)	73	(28)	16	(20)	(20)	8	(11)	(11)	127	10	12
Tenormin	57	(10)	(10)	3	-	13	(13)	(13)	25	(17)	(20)	16	7	13
Plendil	73	7	4	1	-	5	(17)	(17)	3	-	-	64	10	7
ONGLYZATM	72	106	106	54	108	11	83	83	2	100	100	5	150	150
Brilinta/Brilique	9	n/m	n/m	-	-	6	n/m	n/m	-	-	-	3	n/m	n/m
Others	84	(11)	(10)	2	(33)	41	(11)	(11)	8	(20)	(20)	33	(6)	(3)
Total Cardiovascular	2,336	-	-	855	(1)	558	1	2	448	(3)	(5)	475	3	5
Respiratory:
Symbicort	723	(4)	(3)	217	10	326	(6)	(4)	72	(24)	(25)	108	(5)	(1)
Pulmicort	227	(8)	(8)	56	(28)	45	(17)	(15)	29	-	(3)	97	11	11
Rhinocort	44	(20)	(20)	16	(33)	8	(11)	(11)	3	(25)	(25)	17	(6)	(6)
Others	48	(13)	(11)	3	50	24	(8)	(8)	4	(33)	(33)	17	(19)	(14)
Total Respiratory	1,042	(6)	(5)	292	(3)	403	(7)	(6)	108	(19)	(21)	239	-	2
Oncology:
Zoladex	273	(1)	(1)	6	(50)	58	(8)	(6)	105	(5)	(10)	104	17	21
Arimidex	144	(38)	(39)	7	(63)	37	(65)	(64)	68	(4)	(7)	32	(14)	(14)
Iressa	143	18	17	-	(100)	36	38	42	46	7	2	61	20	18
Casodex	113	(15)	(17)	-	(100)	14	(39)	(39)	73	(10)	(14)	26	(4)	(4)
Faslodex	151	23	24	72	16	45	7	10	10	n/m	n/m	24	26	32
Others	29	7	7	6	200	3	50	50	13	(7)	(14)	7	(22)	(11)
Total Oncology	853	(6)	(7)	91	(7)	193	(26)	(25)	315	(2)	(6)	254	9	12
Neuroscience:
Seroquel IR	754	(25)	(25)	542	(28)	113	(17)	(15)	56	4	(2)	43	(31)	(29)
Seroquel XR	384	13	14	199	13	124	13	15	23	15	15	38	15	18
Local Anaesthetics	132	(11)	(11)	-	(100)	55	(13)	(11)	47	4	-	30	(17)	(14)
Zomig	54	(47)	(47)	5	(87)	34	(17)	(15)	13	(24)	(24)	2	(50)	(75)
Diprivan	66	(6)	(6)	-	(100)	10	(17)	(17)	18	(14)	(19)	38	23	26
Vimovo	16	300	300	9	200	4	n/m	n/m	3	n/m	n/m	-	-	-
Others	6	(40)	(40)	-	-	3	(50)	(50)	-	(100)	(100)	3	-	-
Total Neuroscience	1,412	(16)	(16)	755	(23)	343	(7)	(5)	160	1	(3)	154	(9)	(8)
Infection & Other:
Synagis	384	(6)	(6)	302	3	82	(27)	(27)	-	-	-	-	-	-
Merrem	100	(42)	(40)	9	(44)	19	(68)	(68)	8	(43)	(43)	64	(22)	(18)
FluMist	2	(33)	(33)	2	-	-	-	-	-	-	-	-	-	-
Others	16	(60)	(60)	4	(89)	2	(33)	33	5	(17)	(33)	5	100	67
Total Infection & Other	502	(19)	(19)	317	(7)	103	(41)	(40)	13	(35)	(40)	69	(21)	(18)
Aptium Oncology	29	(45)	(45)	29	(45)	-	-	-	-	-	-	-	-	-
Astra Tech	-	(100)	(100)	-	(100)	-	(100)	(100)	-	(100)	(100)	-	-	-
Total	7,349	(11)	(11)	2,920	(12)	1,775	(21)	(19)	1,238	(6)	(9)	1,416	(1)	1

Shareholder Information
ANNOUNCEMENTS AND MEETINGS

Annual General Meeting	26 April 2012
Announcement of second quarter and half year 2012 results	26 July 2012
Announcement of third quarter and nine months 2012 results	25 October 2012

DIVIDENDS

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: ONGLYZA™, KOMBOGLYZE™, KOMBIGLYZE XR™ and FORXIGA™, trademarks of Bristol-Myers Squibb Company.

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 2 Kingdom Street London W2 6BD UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 800 990 1135 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7604 8000	Tel: +46 (0)8 402 9000

CONTACT INFORMATION

Media Enquiries:	Esra Erkal-Paler (London)	+44 20 7604 8030
	Sarah Lindgreen (London)	+44 20 7604 8033
	Tony Jewell (Wilmington)	+1 302 885 4594
	Ann-Leena Mikiver (Södertälje)	+46 8 553 260 20/+46 707 428836

Analyst/Investor Enquiries:	James Ward-Lilley (London)	+44 20 7604 8122
	Karl Hård (London)	+44 20 7604 8123
	Nicklas Westerholm (London)	+44 20 7604 8124
	Ed Seage/Jörgen Winroth (US)	+1 302 886 4065/+1 212 579 0506

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: The interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of the preliminary announcement and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trademarks, or the risk of failure to obtain patent protection; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation.

Item 28

DAVID BRENNAN TO RETIRE AS ASTRAZENECA’S CHIEF EXECUTIVE OFFICER

AstraZeneca today announced that Chief Executive Officer and Board member, David Brennan has decided to retire.

Following David’s decision, the Board has asked Executive Director and Chief Financial Officer Simon Lowth to act as interim Chief Executive Officer from 1 June 2012 until a permanent successor is in place. Julie Brown, Vice President Group Finance, will become interim Chief Financial Officer on the same date. David Brennan will retire from AstraZeneca and relinquish his Board responsibilities on 1 June 2012.

AstraZeneca also announced today that Leif Johansson will succeed Louis Schweitzer as Non-Executive Chairman on 1 June 2012 – three months earlier than previously announced – and will become Chairman of the Nomination and Governance Committee after today’s Annual General Meeting. This will enable Leif to lead the selection process for David Brennan’s successor including both internal and external candidates. Leif Johansson’s appointment to the AstraZeneca Board is subject to approval by shareholders at the company’s Annual General Meeting.

David Brennan said: “After more than six years as Chief Executive Officer of this great company I have decided that now is the right time to step down and allow a new leader to take the reins. The Board’s decision to appoint Simon Lowth as interim Chief Executive Officer has my full support and I am confident that AstraZeneca will continue to have a positive impact on the lives of patients around the world and by doing so will deliver real value to our shareholders.”

Louis Schweitzer, Chairman of AstraZeneca said: “David has led AstraZeneca’s business with skill, integrity and courage during a period of enormous change for the pharmaceutical industry and for the company. We fully understand and respect David’s decision to retire and thank him for his selfless leadership of the company.”

Commenting on the appointment of Simon Lowth as interim Chief Executive Officer, Louis Schweitzer said: “I know we can count on Simon’s leadership, supported by a strong and experienced Senior Executive Team, to maintain focus and momentum as the Board seeks a smooth transition to a new chief executive over the coming months.”

David Brennan was appointed to his current role in January 2006 and is one of the longest serving chief executives in the pharmaceutical sector.

NOTES TO EDITORS

Other AstraZeneca Board changes

As previously announced, following Michele Hooper’s retirement from the Board and effective today, John Varley is appointed senior independent Non-Executive Director and Rudy Markham is appointed Chairman of the Audit Committee.

Subject to their election by shareholders at the Annual General Meeting, Geneviève Berger and Graham Chipchase will join the Board as Non-Executive Directors effective today. They will also become members of the Science Committee and the Audit Committee respectively.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

Media Enquiries UK
Esra Erkal-Paler	+44 207 604 8030
Sarah Lindgreen	+44 20 7604 8033

Investor Enquiries UK
James Ward-Lilley Karl Hård	+44 207 604 8122 +44 20 7604 8123	mob: +44 7785 432613 mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950
Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

26 April 2012
- ENDS -

Item 29

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 300,591 ordinary shares of AstraZeneca PLC at a price of 2831 pence per share on 25 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,270,729,222.

A C N Kemp
Company Secretary
26 April 2012

Item 30

ASTRAZENECA PLC

ANNUAL GENERAL MEETING : 26 APRIL 2012

AstraZeneca PLC announced the results of the voting at its Annual General Meeting today.  As proposed in the Notice of AGM, all Resolutions were decided by poll vote.

Resolution 1: Ordinary Resolution to receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2011:

VOTES FOR:	853,786,587 (97.89%)
VOTES AGAINST:	18,427,136 (2.11%)

The Resolution was passed as an Ordinary Resolution.

Resolution 2: Ordinary Resolution to confirm dividends:

VOTES FOR:	872,290,344 (99.99%)
VOTES AGAINST:	94,349 (0.01%)

The Resolution was passed as an Ordinary Resolution.

Resolution 3: Ordinary Resolution to re-appoint KPMG Audit Plc, London as Auditor:

VOTES FOR:	855,745,825 (99.07%)
VOTES AGAINST:	8,001,343 (0.93%)

The Resolution was passed as an Ordinary Resolution.

Resolution 4: Ordinary Resolution to authorise the Directors to agree the remuneration of the Auditor:

VOTES FOR:	866,203,059 (99.31%)
VOTES AGAINST:	6,012,959 (0.69%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(a): Ordinary Resolution to re-elect Louis Schweitzer as a Director:

VOTES FOR:	862,472,092 (98.93%)
VOTES AGAINST:	9,362,667 (1.07%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(b): Ordinary Resolution to re-elect David Brennan as a Director:

VOTES FOR:	871,141,919 (99.92%)
VOTES AGAINST:	721,478 (0.08%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(c): Ordinary Resolution to re-elect Simon Lowth as a Director:

VOTES FOR:	870,481,611 (99.85%)
VOTES AGAINST:	1,304,163 (0.15%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(d): Ordinary Resolution to elect Geneviève Berger as a Director:

VOTES FOR:	870,531,324 (99.83%)
VOTES AGAINST:	1,461,465 (0.17%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(e): Ordinary Resolution to re-elect Bruce Burlington as a Director:

VOTES FOR:	871,137,357 (99.93%)
VOTES AGAINST:	609,462 (0.07%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(f): Ordinary Resolution to elect Graham Chipchase as a Director:

VOTES FOR:	871,182,671 (99.94%)
VOTES AGAINST:	550,412 (0.06%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(g): Ordinary Resolution to re-elect Jean-Philippe Courtois as a Director:

VOTES FOR:	860,787,497 (99.74%)
VOTES AGAINST:	2,257,899 (0.26%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(h): Ordinary Resolution to elect Leif Johansson as a Director:

VOTES FOR:	870,705,124 (99.84%)
VOTES AGAINST:	1,357,808 (0.16%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(i): Ordinary Resolution to re-elect Rudy Markham as a Director:

VOTES FOR:	843,293,602 (97.69%)
VOTES AGAINST:	19,948,800 (2.31%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(j): Ordinary Resolution to re-elect Dame Nancy Rothwell as a Director:

VOTES FOR:	861,560,148 (98.83%)
VOTES AGAINST:	10,228,023 (1.17%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(k): Ordinary Resolution to re-elect Shriti Vadera as a Director:

VOTES FOR:	871,015,230 (99.92%)
VOTES AGAINST:	739,147 (0.08%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(l): Ordinary Resolution to re-elect John Varley as a Director:

VOTES FOR:	861,380,868 (98.81%)
VOTES AGAINST:	10,369,552 (1.19%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(m): Ordinary Resolution to re-elect Marcus Wallenberg as a Director:

VOTES FOR:	818,567,723 (94.92%)
VOTES AGAINST:	43,800,968 (5.08%)

The Resolution was passed as an Ordinary Resolution.

Resolution 6: Ordinary Resolution to approve the Directors’ Remuneration Report for the year ended 31 December 2011:

VOTES FOR:	755,813,183 (91.37%)
VOTES AGAINST:	71,362,678 (8.63%)

The Resolution was passed as an Ordinary Resolution.

Resolution 7: Ordinary Resolution to authorise limited EU political donations:

VOTES FOR:	838,231,130 (97.29%)
VOTES AGAINST:	23,313,258 (2.71%)

The Resolution was passed as an Ordinary Resolution.

Resolution 8: Ordinary Resolution to authorise the Directors to allot shares:

VOTES FOR:	808,093,298 (93.42%)
VOTES AGAINST:	56,953,521 (6.58%)

The Resolution was passed as an Ordinary Resolution.

Resolution 9: Ordinary Resolution to approve the New SAYE Scheme:

VOTES FOR:	856,218,728 (98.24%)
VOTES AGAINST:	15,344,000 (1.76%)

The Resolution was passed as an Ordinary Resolution.

Resolution 10: Special Resolution to authorise the Directors to disapply pre-emption rights:

VOTES FOR:	858,844,089 (98.66%)
VOTES AGAINST:	11,698,730 (1.34%)

The Resolution was passed as a Special Resolution.

Resolution 11: Special Resolution to authorise the Company to purchase its own shares:

VOTES FOR:	860,595,117 (99.66%)
VOTES AGAINST:	2,915,899 (0.34%)

The Resolution was passed as a Special Resolution.

Resolution 12: Special Resolution to reduce the notice period for general meetings:

VOTES FOR:	761,582,404 (87.36%)
VOTES AGAINST:	110,211,068 (12.64%)

The Resolution was passed as a Special Resolution.

A C N Kemp
Company Secretary
26 April 2012

Item 31

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 316,066 ordinary shares of AstraZeneca PLC at a price of 2686 pence per share on 26 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,270,501,025.

A C N Kemp
Company Secretary
27 April 2012

Item 32

Transactions by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 27 April 2012 the following Directors of the Company notified us that, on 27 April 2012, they purchased AstraZeneca PLC Ordinary Shares of $0.25 each.

Name of Director	Number of shares purchased	Purchase price	Number of shares held following purchase	Percentage of shares in issue
Nancy Rothwell	298	2652p	2,130	0.0002
John Varley	3,700	2653p	5,444	0.0004

A C N Kemp
Company Secretary
27 April 2012

Item 33

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 March 2012 to 11 May 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 318,283 ordinary shares of AstraZeneca PLC at a price of 2666 pence per share on 27 April 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,270,277,361.

A C N Kemp
Company Secretary
30 April 2012